UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Grupo Supervielle S.A. Unaudited Financial Statements for the three-month period ended March 31, 2017, presented on comparative basis.

Unaudited Financial Statements

For the three-month period ended

March 31, 2017, presented on comparative basis

Contents

Unaudited Consolidated Balance Sheet

Unaudited Consolidated Memorandum Accounts

Unaudited Consolidated Income Statement

Unaudited Consolidated Statement of Cash Flows

Notes to the Unaudited Consolidated Financial Statements

Schedules to the Unaudited Consolidated Financial Statements

Unaudited Balance Sheet

Unaudited Memorandum Accounts

Unaudited Income Statement

Unaudited Statement of Changes in Shareholders’ Equity

Unaudited Statement of Cash Flows

Unaudited Notes

Unaudited Schedules

Additional Information pursuant to Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

Informative Review

Report on Review of Interim Financial Statements

Report of the Supervisory Syndics’ Commitee

Unaudited Consolidated Financial Statements

For the three-month period ended on

March 31, 2017, presented on comparative basis.

1

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Balance Sheet

As of March 31, 2017 and December 31, 2016

(Expressed in thousands of pesos)

	03/31/2017	12/31/2016
ASSETS
CASH AND DUE FROM BANKS	8,611,557	8,166,132
Cash	1,781,561	1,879,885
Financial institutions and correspondents
Argentine Central Bank	6,646,252	5,736,955
Other local financial institutions	57,300	151,252
Foreign	101,961	378,633
Other	24,483	19,407

GOVERNMENT AND CORPORATE SECURITIES (SCHEDULE I)	7,481,350	2,360,044
Holdings of trading securities	131,631	125,243
Holdings at cost plus performance	931,826	818,853
Securities issued by the Argentine Central Bank	6,417,463	1,414,053
Investments in listed corporate securities	430	1,895

LOANS	37,093,363	34,896,509
To the non-financial public sector (Schedule VI)	36,176	4,306
To the financial sector (Schedule VI)
Interbank loans (Call money loans received)	-	25,000
Other loans to domestic financial institutions	389,502	419,456
Accrued interest, adjustments and exchange-rate differences receivable	33,861	28,958
To the Non-Financial Private Sector and Foreign residents (Schedule VI)
Overdrafts	3,756,786	3,110,097
Promissory notes	8,832,562	9,426,568
Mortgage loans	122,589	78,057
Automobile and other secured loans	102,910	65,076
Personal loans	11,208,728	9,916,776
Credit cards loans	6,842,783	6,678,578
Other loans	6,244,937	5,595,356
Accrued interest, adjustments and exchange rate differences receivable	814,957	773,961
Documented interest	(294,183)	(324,795)
Other	(208)	(1,738)
Less: Allowances	(998,037)	(899,147)

The accompanying Notes and Schedules are an integral part of these financial statements

2

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Balance Sheet

As of March 31, 2017 and December 31, 2016

(Expressed in thousands of pesos)

	03/31/2017	12/31/2016
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	6,729,801	3,772,736
Argentine Central Bank	621,833	535,351
Amounts receivable for spot and forward sales pending settlement	2,479,251	4,745
Securities receivable under spot and forward purchases pending settlement	1,340,726	594,730
Other receivables not included in the debtor classification regulations (Note 5)	1,633,864	1,928,212
Unlisted corporate bonds (Schedule VI)	17,162	29,166
Balances from forward transaction without delivery of underlying asset pending settlement	23,329	28,304
Other receivables included in the debtor classification regulations (Schedule VI)	632,649	669,119
Accrued interest and adjustments receivable included in the debtor classification regulations (Schedule VI)	1	1
Other unapplied collections	(12,485)	(11,085)
Less: Allowances	(6,529)	(5,807)

RECEIVABLES FROM FINANCIAL LEASES	1,693,673	1,527,855
Receivables from financial leases (Schedule VI)	1,679,650	1,516,227
Accrued interest and adjustments pending collection (Schedule VI)	32,681	26,882
Less: Allowances	(18,658)	(15,254)

UNLISTED EQUITY INVESTMENTS (SCHEDULE II)	3,465	3,501
Other	3,696	3,732
Less: Allowances	(231)	(231)

MISCELLANEOUS RECEIVABLES	1,548,628	1,110,316
Receivables for sale of assets (Schedule VI)	932	998
Minimum presumed income tax	7,559	8,408
Other (Note 5)	1,575,483	1,138,205
Less: Allowances	(35,346)	(37,295)

PREMISES AND EQUIPMENT, NET (SCHEDULE V)	620,653	621,575
MISCELLANEOUS ASSETS (SCHEDULE V)	412,986	425,501
INTANGIBLE ASSETS (SCHEDULE III)	281,609	285,462
Goodwill	28,959	31,475
Other intangibles	252,650	253,987
UNALLOCATED ITEMS	41,954	36,411
TOTAL ASSETS	64,519,039	53,206,042

The accompanying Notes and Schedules are an integral part of these financial statements

3

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Balance Sheet

As of March 31, 2017 and December 31, 2016

(Expressed in thousands of pesos)

	03/31/2017	12/31/2016
LIABILITIES
DEPOSITS	38,826,752	35,897,864
Non-financial public sector	3,862,562	2,587,253
Financial sector	9,050	9,326
Non-financial private sector and foreign residents
Current accounts	4,176,022	4,361,405
Savings accounts	15,169,572	13,205,937
Time deposits	11,651,476	11,677,322
Investment accounts	375,000	375,000
Other	3,407,870	3,510,701
Accrued interest and exchange rate differences payable	175,200	170,920

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	14,281,530	6,514,834
Argentine Central Bank - Other	3,533	4,966
Banks and international institutions	541,606	703,010
Unsubordinated negotiable obligations (Note 6)	6,580,070	1,966,936
Amounts payable for spot and forward purchases pending settlement	1,336,712	592,386
Securities to be delivered under spot and forward sales pending settlement	2,757,446	29,979
Loans from domestic financial institutions	815,462	983,823
Balances from forward transactions without delivery of underlying assets pending settlement	-	-
Other (Note 5)	1,995,014	2,132,925
Accrued interest and exchange rate differences payable	251,687	100,809

MISCELLANEOUS LIABILITIES	2,474,572	2,182,228
Directors' and other fees	1,624	1,534
Other (Note 5)	2,472,948	2,180,694
PROVISIONS	67,174	63,252
SUBORDINATED LOAN AND NEGOTIABLE OBLIGATIONS (Note 6)	1,358,531	1,378,758
UNALLOCATED ITEMS	188,858	134,158
NON-CONTROLLING INTERESTS (Note 10)	8,193	103,397
TOTAL LIABILITIES	57,205,610	46,274,491
SHAREHOLDERS' EQUITY	7,313,429	6,931,551
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	64,519,039	53,206,042

The accompanying Notes and Schedules are an integral part of these financial statements

4

GRUPO SUPERVIELLE S.A.

Consolidated Memorandum Accounts

As of March 31,2017 and December 31, 2016

(Expressed in thousands of pesos)

	03/31/2017	12/31/2016

DEBIT	51,400,429	44,423,022
CONTINGENT	19,107,238	16,958,404
Granted loans	256,859	252,150
Guarantees received	17,931,572	15,934,097
Contingencies re. contra items	918,807	772,157
CONTROL	29,744,471	26,683,060
Uncollectible loans	723,665	492,187
Other	26,994,637	24,128,557
Control re. contra items	2,026,169	2,062,316
DERIVATIVES	2,548,181	781,030
Notional value of forward transactions without delivery of underlying asset	665,908	448,223
Debit derivatives re. contra items	1,882,273	332,807
TRUST ACCOUNTS	539	528
Trust Funds	539	528
CREDIT	51,400,429	44,423,022
CONTINGENT	19,107,238	16,958,404
Other guarantees granted included in the debtor classification regulations	740,229	632,990
Other included in the debtor classification regulations	111,618	84,842
Other not included in the debtor classification regulations	66,960	54,325
Credit derivatives re. contra items	18,188,431	16,186,247
CONTROL	29,744,471	26,683,060
Checks and drafts to be credited	1,975,709	1,985,525
Other	50,460	76,791
Control re. contra items	27,718,302	24,620,744
DERIVATIVES	2,548,181	781,030
Credit derivatives re, contra items	665,908	448,223
Notional value of forward transactions without delivery of underlying asset	1,882,273	332,807
TRUST ACCOUNTS	539	528
Trust liabilities – re contra items	539	528

The accompanying Notes and Schedules are an integral part of these financial statements

5

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Income Statement

For the three-month periods ended March 31, 2017 and 2016

(Expressed in thousands of pesos)

	03/31/2017	03/31/2016
FINANCIAL INCOME	3,236,157	2,338,664
Interest on loans granted to the financial sector	27,783	15,473
Interest on overdrafts	255,444	213,859
Interest on promissory notes	493,161	443,819
Interest on mortgage loans	1,718	2,108
Interest on automobile and other secured loans	3,591	5,406
Interest on credit card loans	456,681	415,661
Interest on financial leases	91,219	69,398
Interest on other loans	1,339,278	737,132
Income from government and corporate securities	260,176	285,667
Interest on other receivable from financial transaction	6	12,233
Consumer price index adjustment (CER)	3,430	-
Exchange rate differences on gold and foreign currency	-	92,504
Other (Note 5)	303,670	45,404

FINANCIAL EXPENSES	1,308,338	1,233,060
Interest on checking accounts	55,200	-
Interest on savings accounts deposits	718	1,520
Interest on time deposits	551,599	680,140
Interest on interbank loans (call money loans)	2,659	2,094
Interest on other loans from the financial sector	62,431	71,179
Interest on subordinated obligations	33,253	31,395
Other interest	64,693	51,398
Interest on other liabilities from financial transactions	289,510	102,479
Consumer price index adjustment (CER)	851	299
Contributions made to the Deposit Insurance Fund	18,766	57,038
Exchange rate differences on gold and foreign currency	1,768	-
Other (Note 5)	226,890	235,518

GROSS FINANCIAL MARGIN – GAIN	1,927,819	1,105,604
LOAN LOSS PROVISIONS	342,593	183,646
SERVICES FEE INCOME	1,094,456	773,465
In relation to lending transactions	158,281	101,942
In relation to deposits transactions	305,176	190,951
Other commissions	43,540	26,342
Other (Note 5)	587,459	454,230

SERVICES FEE EXPENSE	337,432	234,909
Commissions	167,129	127,291
Other (Note 5)	170,303	107,618

The accompanying Notes and Schedules are an integral part of these financial statements

6

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Income Statement

For the three-month periods ended March 31, 2017 and 2016

(Expressed in thousands of pesos)

	03/31/2017	03/31/2016

INCOME FROM INSURANCE ACTIVITIES (Note 9)	109,984	117,923
ADMINISTRATIVE EXPENSES	1,886,101	1,299,587
Personnel expenses	1,278,795	856,506
Directors' and statutory auditors’ fees	8,100	5,698
Other professional fees	84,304	59,425
Advertising and publicity	49,167	42,218
Taxes	128,458	86,961
Depreciation of premises and equipment (Schedule V)	27,657	17,534
Amortization of other intangibles (Schedule III)	30,624	25,911
Other operating expenses	232,371	180,599
Other	46,625	24,735

SUBTOTAL - INCOME FROM FINANCIAL TRANSACTIONS	566,133	278,850
NON-CONTROLLING INTERESTS (Note 10)	(4,341)	(4,049)
MISCELLANEOUS INCOME	75,968	73,887
Results from equity investments	8,083	-
Penalty interests	20,555	16,982
Loans recovered and allowances reversed	16,865	11,779
Results from discontinued activities	1,549	-
Other (Note 5)	28,916	45,126

MISCELLANEOUS LOSSES	70,121	109,191
Results from equity investments	-	75
Penalty interests and charges paid to the Argentine Central Bank	387	168
Loan loss provisions for miscellaneous receivables and other provisions	5,815	9,767
Miscellaneous assets depreciation (Schedule V)	2,121	1,988
Amortization of goodwill (Schedule III)	2,306	2,326
Other (Note 5)	59,492	94,867

INCOME BEFORE TAX	567,639	239,497
INCOME TAX	(185,761)	(64,821)
NET INCOME FOR THE PERIOD	381,878	174,676

The accompanying Notes and Schedules are an integral part of these financial statements

7

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Cash Flow Statement

(Note 15 at Consolidated Financial Statements

For the three-month periods ended March 31, 2017 and 2016

(Expressed in thousands of pesos)

	03/31/2017	03/31/2016
CHANGES IN CASH AND CASH EQUIVALENTS
- Cash and cash equivalents at the beginning of the year	9,688,554	7,616,502
- Cash and cash equivalents at the end of the period (Note 16)	16,252,455	5,249,479
Net increase / (decrease) in cash and cash equivalents	6,563,901	(2,367,023)
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flow from operating activities
Net (Payments) / Collections related to:
- Government and corporate securities	1,193,133	(1,407,513)
- Loans
To the financial sector	77,834	41,195
To the non-financial public sector	(31,915)	3,687
To the non-financial sector and foreign residents	(54,563)	357,246
- Other receivables from financial transactions	322,436	111,511
- Receivable from financial leases	(39,635)	(14,557)
- Deposits
To the financial sector	(276)	(192,903)
To the non-financial public sector	1,217,968	1,311,488
To the non-financial sector and foreign residents	1,031,573	(1,242,408)
- Other liabilities from Financial Transactions
Interbank loans (Call money loans received)	112,308	(2,094)
Others (except for liabilities included in financial activities)	(185,255)	(347,566)
Collections related to service fee income	1,331,105	910,353
Payments related to service fee expenses	(396,932)	(288,724)
Administrative expenses paid	(1,605,656)	(1,222,091)
Payment of organization and development expenses	(22,809)	(14,505)
Net collections of penalty interest	20,578	16,982
Differences deriving from court resolutions paid	-	(615)
Net payments related to miscellaneous income and losses	(19,992)	(50,037)
Net payments related to other operating activities	(451,484)	(5,143)
Income tax / minimum presumed income tax paid	(75,867)	(73,427)
Net cash provided by / (used in) operating activities	2,422,551	(2,109,121)
Cash flow from investing activities
Net payments related to premises and equipment	(26,020)	(39,253)
Net collections related to miscellaneous assets	987	6,918
Collections for purchases of shares in other companies	46,627	-
Other payments from investing activities	(546)	-
Net cash provided by / (used in) investing activities	21,048	(32,335)

The accompanying Notes and Schedules are an integral part of these financial statements

8

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Cash Flow Statement

(Note 15 at Consolidated Financial Statements

For the three-month periods ended March 31, 2017 and 2016

(Expressed in thousands of pesos)

	03/31/2017	03/31/2016
Cash flow from financing activities
Net (payments) / collections related to:
- Unsubordinated negotiable obligations	4,532,808	(431,888)
- Argentine Central Bank:	(1,433)	(241)
- International Banks and Institutions	(132,170)	(48,327)
- Subordinated Loan and negotiable obligations	(14,745)	(10,755)
- Financing received from Argentine Financial Institutions	(223,275)	112,640
Capital increase	(1,234)	(5,513)
Net cash provided by / (used in) financing activities	4,159,951	(384,084)
Financial Income on Cash and Cash Equivalents (Including Interest and Monetary Result)	(39,649)	158,517
Net increase / (decrease) in cash and cash equivalents	6,563,901	(2,367,023)

The accompanying Notes and Schedules are an integral part of these financial statements

9

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

1.	BASIS OF CONSOLIDATION

Grupo Supervielle’s consolidated financial statements are prepared in accordance with Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank on the Accounting Informative Regime for the quarterly/annual disclosure, guidelines set forth by Technical Pronouncement N° 8 and 19 issued by the FACPCE, utilized by the controlled company Banco Supervielle S.A. in drawing up its financial statements as of March 31, 2017, and issued on May 10, 2017.

The financial statements of Grupo Supervielle S.A. have been consolidated with the financial statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Sociedad Gerente de F.C.I., Espacio Cordial de Servicios S.A. and Supervielle Seguros S.A. As of December 31, 2016 the financial statements of Cordial Microfinanzas have been consolidated also (See Note 6 of parent company financial statements).

The main investment of the Group is made up by its shares in Banco Supervielle S.A., a financial entity subject to the Argentine Central Bank’s regulations; therefore, disclosure guidelines utilized by such Entity have been adopted pursuant to provisions set by the National Securities Commission, Title IV, Chapter I, Section I, Article 2.

It is worth to be mentioned that on February 12, 2014, the Argentine Central Bank, through Communication “A” 5541, disclosed the roadmap for the convergence of the reporting and accounting regime towards International Financial Reporting Standards (IFRS) for entities under its supervision, which include Banco Supervielle S.A., and Cordial Compañía Financiera S.A.

Pursuant to the disclosed plan, entities shall prepare their opening financial statements as from January 1, 2017, which will be taken as comparative basis of the fiscal year to start on January 1, 2018 and shall include their operations and changes in shareholders’ equity pursuant to standards to be issued by the Argentine Central Bank within such convergence plan (See Note 22).

2.	ACCOUNTING POLICIES

2.1   Comparative Information

Balances as of December 31, 2016 and the three-month period ended March 31, 2016, which are disclosed in these financial statements for comparative purposes; arise from the financial statements at those dates and include certain reclassifications which contemplate specific aspects of exposure to the effects of presenting them on a uniform basis with those of the present period.

2.2   Significant Accounting policies

Accounting policies applied by Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A. and Espacio Cordial de Servicios S.A. are similar to those applied by the Group (See Note 2 at parent company financial statements). As for Banco Supervielle S.A. and Cordial Compañía Financiera S.A., accounting standards set by the Argentine Central Bank are applied. Such standards differ from the professional accounting standards in force in the Autonomous City of Buenos Aires (See Note 4).

As for Supervielle Seguros S.A., accounting standards set by the National Insurance Superintendence are applied. Such standards differ from the professional accounting standards in force in the Autonomous City of Buenos Aires. However, such deviation has not produced any material effect on Grupo Supervielle S.A.’s financial statements.

10

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

The main valuation criteria are as follows:

2.2.1 Assets and liabilities in pesos

Assets and liabilities pending of settlement in pesos are stated at their nominal values, contemplating, where applicable, adjustments and interest accrued at the end of each period. Adjustments and interest were expensed against income for each period.

2.2.2 Assets and liabilities in foreign currency

Operations in foreign currency were recorded at the exchange rate disclosed by the Argentine Central Bank, and those operations in other currencies at the reference exchange rate in US dollars disclosed by the Argentine Central Bank. Exchange gains and losses, adjustments and interest were expensed against income for each period.

2.2.3 Gold

Holdings of gold were valued at its market price, in US dollars, on the London market on the last business day of each period, and later converted into pesos at the reference exchange rate disclosed by the Argentine Central Bank at those dates, in accordance with Communication “A” 3500.

2.2.4 Government and corporate securities

a)	Securities measured at fair value: those included in volatility or present value of securities listings issued by the Argentine Central Bank. These holdings are recorded at their market value on the last business day of each period, in local or foreign stock exchange markets, or at present value when applicable. Differences of reasonable market value were expensed against income for each period/fiscal year.

b)	Securities measured at amortized cost: those not included in the previous point, recorded at acquisition cost plus financial results accrued exponentially applying the internal rate of return. The accruals were recorded against results of each period/fiscal year.

2.2.5 Listed corporate securities:

•         These securities have been valued at their market price at each year end. Changes in valuation of these securities are recorded as financial income.

2.3   Interest Income (Expense)

Accrual of interest on lending and borrowing transactions was calculated monthly and appropriated on a compounded basis, in proportion to the days during which interest was accrued on principal. However, accrual is applied using the straight line method for foreign currency operations, operations in pesos with adjustment capital clause or those in which the interest rate is previously set for a validness term no longer than 92 days.

The Company suspends the accrual of interest when the collection of interest and principal is in doubt. Accrued interest remains on the Company´s books and is considered to be part of the loan balance when determining the allowance for loan losses. Regarding impaired loans, interest is recognized on a cash basis after reducing the balance of accrued interest, if applicable.

2.4   Loans

The portfolio is valued on the effectively granted amounts, net of paid amortizations of capital, plus receivable accrued interests, adjustments and others and deduced estimated allowances to cover non-collection risks calculated pursuant to what is specified in Note 2.5.

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GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

2.5   Allowances for loan losses

Allowances for loan losses were calculated based on the estimated risk of the loans granted by the Bank, arising from the evaluation of the debt repayment capacity of its debtors’ liabilities for those commercial portfolio clients, the degree of debtors’ compliance based on delinquency days for the consumption portfolio, and the guarantees securing the respective transactions, in accordance with the regulations on “Debtor Classification and Minimum Loan Loss Risk Allowances” issued by the Argentine Central Bank.

2.6   Other receivables and liabilities from financial transactions

-	Amounts receivable for spot and forward sales and payable for spot and forward purchases, both pending settlement: This line corresponds to spot and forward operations of securities and/or foreign currency pending settlement, which were valued at their agreed settlement value. The difference between the market value of the securities and/or the foreign currency exchanged at the time of execution of the sale contracts and the agreed forward exchange value premium was expensed against the results for each period/fiscal year based on their monthly accrual.

-	Securities receivable for spot and forward purchases and to be delivered for spot and forward sales, both pending settlement: The securities and/or foreign currency receivable for purchases and to be delivered for sales were valued as specified in paragraphs 2.2.2 and 2.2.4 in this note and recorded in the “Securities receivable under spot and forward purchases pending settlement” of Other receivable from financial transactions and “Instruments to be delivered under spot and forward sales pending settlement” of Other liabilities from financial transactions.

-	Unlisted corporate securities: Valued at acquisition cost plus accrued interest pending collection at the end of each period/fiscal year.

-	Other receivables not included in the debtor classification regulations: This line corresponds to unlisted participation certificates issued by trusts in pesos valued at their equity value estimated at the end of each fiscal year and to unlisted debt securities issued by trusts in pesos and in foreign currency, which were valued at the value of addition to assets, plus interest accrued through the end of each period/fiscal year.

Additionally, mutual fund trust shares are included, valued at their equity value estimated at the end of each period/fiscal year. Valuation differences were expensed against income for each period.

-	Balances payable to banks and international institutions, loans from domestic financial institutions and unsubordinated negotiable obligations,: Valued on the basis of the cash received, net of transaction costs, plus the financial results accrued on the basis of the internal rate of return estimated upon initial recognition. Other items are valued at residual value plus interest accrued as of year-end. Liabilities denominated in foreign currency are adjusted as indicated in note 2.2.2.

2.7   Receivable from financial leases

Registrations were made pursuant to the discounted value of the sum of minimum installments pending collection and any non-guaranteed residual value. Earnings accrued were recognized in results of each period.

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GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

2.8   Unlisted equity investments

Unlisted equity investments in other companies were valued as follows:

In Argentine non-controlled entities carrying out supplementary authorized activities:

The equity investments in Provincanje S.A., Mercado Abierto Electrónico S.A., SEDESA, Argencontrol S.A., Compensadora Electrónica S.A., Mendoza Fiduciaria S.A., Cuyo Aval S.G.R., Garantizar S.G.R., Campo Aval S.G.R., Los Grobo S.G.R., Vínculos S.G.R., Afianzar S.G.R., Garantía de Valores S.G.R., Americana de Valores S.G.R., Acindar Pymes S.G.R. y AFFIDAVIT S.G.R. were valued at cost, adjusted for inflation where applicable, as indicated in Note 1, paragraph 1.2, with to the limit of their respective equity value calculated based on the latest financial statements of the issuers available at year end. With regard to the equity interest in Profesión + Auge A.F.J.P. S.A., it was decided to continue to carry the allowance for 515 recorded under “other contingencies” bearing in mind that the National State has not yet issued the Regulatory Decree stipulating the procedure for compensating the shareholders of the Pension Fund Managers.

In other Argentine controlled companies:

The equity investment in Viñas del Monte S.A. was valued at cost of the capital contributions made, adjusted for inflation where applicable, as indicated in paragraph 1.2 of Note 1, with the limit of its equity value calculated based on the latest financial statements available at year end.

On March 6, 2014 Viñas del Monte S.A. ordered the capitalization of such contributions, which is pending of registration in the Legal Persons Authority of Mendoza Province. Once the capital increase has been passed, the Entity will hold the 94.80% of shares in Viñas del Monte S.A.

In other Argentine non-controlled companies:

The equity investment in San Luis Trading S.A. and Infocred Argentina S.A. were valued at cost, adjusted for inflation where applicable, as indicated in Note 1.2 of the Group’s individual financial statements, with the limit of the equity value calculated based on the latest financial statements available at period/year end.

In other foreign non-controlled companies:

The equity investment in S.W.I.F.T. was valued at cost.

2.9   Premises and equipment and miscellaneous assets

They have been valued at cost, adjusted for inflation where applicable as indicated in Note 1.2 of the Group’s individual financial statements, less the corresponding accumulated depreciation. The aggregate value of these assets is less than their recoverable value.

These assets are depreciated by the straight-line method based on the useful lives assigned to them (See Schedule V).

It includes all financial lease assets considering the cost value that set for the purchase of such asset in cash, or, the addition of the discounted sum of minimum installments pending collection provided the latter happens to be lower.

It is important to mention that leased assets are included in the lessee’s book-keeping at the beginning of the operation, regardless of the fact that the ownership should be transferred at the moment of exercising the purchase option upon contract termination.

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GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

2.10 Other miscellaneous assets

Valued at acquisition cost, adjusted for inflation where applicable, as indicated in Note 1.2 of the Group’s individual financial statements, less accumulated depreciation, calculated in proportion to the estimated months of useful life. Aggregate value of these assets does not exceed their recoverable value.

These assets are depreciated by the straight-line method based on the estimated useful life (See Schedule V).

2.11    Intangible assets

Other intangibles

Valued at cost, adjusted for inflation where applicable, as indicated in note 1.2, at the Group’s individual financial statements, less accumulated amortization, calculated in proportion to the months of estimated useful lives (See Schedule III).

Goodwill

In addition to Note 2.4 of the Parent Company Financial Statements, goodwill includes the excess of the acquisition cost over the value assigned to the 99.94% of shares in Banco Regional de Cuyo S.A. and the 95% of shares in Cordial Compañía Financiera S.A. In both cases, goodwill accounts for the excess of the acquisition cost over the shareholders’ equity value of the business acquired at the acquisition date pursuant to provisions issued by the Argentine Central Bank (See Schedule III). The value of goodwill is amortized by the straight-line method, not exceeding 120 months.

2.12    Severance payment

Directly expensed on paid severance payments.

2.13    Deposits

Deposits are valued amortized cost. As for deposits in foreign currency, such deposits are valued pursuant to note 2.2.2.

2.14    Provisions

Provisions for other contingencies to address labor, legal, tax commitments and other miscellaneous potential risks have been set based on the information received from its legal advisors.

2.15    Subordinated negotiable obligations

Subordinated negotiable bonds have been valued at amortized cost plus accrued interest using the internal rate of return. Losses from interest expense have been recognized on each period/year results on an accrual basis.

2.16    Use of estimates

The preparation of financial statements in accordance with Argentine Banking GAAP and generally accepted accounting principles in force in Argentina, as long as they are compatible with those standards, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting perior/year. Actual results could differ from those estimates.

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GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

3.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Income tax is calculated at the rate of 35% on the taxable income, without considering the effect of temporary differences between the tax and the accounting result.

Minimum presumed income tax, established by Law No. 25.063, is complementary to income tax, since while the latter is assessable on the taxable income for the period/fiscal year, minimum presumed income tax is a minimum tax levied on potential income provided by certain productive assets at the rate of 1%, the Group’s tax obligation for each period/fiscal year being the higher of the two taxes. However, if in any period/fiscal year minimum presumed income tax exceeds income tax, that amount in excess will be computable as payment on account of income tax in excess of minimum presumed income tax arising in any of the following ten period/fiscal years.

The abovementioned law establishes that, the entities regulated by the Financial Institutions Law must consider the twenty per cent (20%) of their taxable assets as taxable basis for calculation of minimum presumed income tax, after deducting those defined as non-computable assets.

4.	DIFERENCES BETWEEN ARGENTINE BANKING GAAP AND PROFESSIONAL ACCOUNTING STANDARDS IN FORCE IN THE AUTONOMOUS CITY OF BUENOS AIRES

The main differences between Argentine Banking GAAP and the professional accounting standards in force in the Autonomous City of Buenos Aires are as follows:

4.1        Recognition of income tax by the deferred tax method

Banco Supervielle S.A. and Cordial Compañía Financiera S.A. subsidiaries set income tax by applying the valid rate over the estimated tax gain, without taking into account the effect of temporary differences between the accounting result and the tax result.

In accordance with professional accounting standards in force in the Autonomous City of Buenos Aires (Technical ruling N°17), income tax must be recognized by the deferred tax method and, consequently, deferred tax assets or liabilities calculated on the abovementioned timing differences must be recognized. In addition, tax loss carry-forwards or unused tax credits allowed to be deducted from future taxable income must be recognized as deferred assets, as long as income is likely to be obtained.

Had deferred tax method been applied in Banco Supervielle S.A. and Cordial Compañía Financiera S.A. as of March 31, 2017, these entities would have recognized net assets resulting from such deferred tax of 92,956 and an increased charge of income tax charge by 25,183; and deferred tax assets of 25,828 and an increased charge of income tax charge by 10,526.

4.2        Derivatives

Derivatives were valued pursuant to criteria set by the Argentine Central Bank. Those criteria differ from the professional accounting standards in force in the Autonomous City of Buenos Aires, which require that, in case of futures and forwards of foreign currency without underlying assets delivery, valuation be made at its fair value. Regarding swap agreements, these standards require valuation to be made at reasonable market value.

4.3        Goodwill

Banco Supervielle S.A. determined goodwill for the purchase of shares in Banco Regional de Cuyo S.A. and Cordial Compañía Financiera S.A., in virtue of the excess of the purchase cost over the equity value of that investment on the basis of the last financial statements of the issuer available upon such acquisition. Under professional accounting standards in effect in the Autonomous City of Buenos Aires (Technical Ruling N°18), goodwill should result from the difference between the purchase cost of the investment referred to above and the amount of the net assets valued at the estimated fair value, including the identification of purchased intangible assets.

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GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

Upon the application of professional accounting standards as of March 31, 2017, lower assets for 5,224 should have been recorded and earnings for 445 should have been produced.

4.4        Transfer of financial assets

Cordial Compañía Financiera S.A. assigned Banco de la Provincia de Córdoba S.A., Banco Santander Río S.A., Industrial and Comercial Bank of China S.A and Banco Macro S.A. part of its loan portfolio as a collateral assignment with recourse to the assignor. As a result of these transactions, the firm excluded all assigned assets and recognized incomes stemming from the difference between the accounting value of assigned assets and received funds. Pursuant to Professional Accounting Standards adopted by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires, the collateral assignment of financial assets with assignor’s responsibility is not deemed as a sale operation because the assignor bears an important part of the risks and benefits related to such assigned assets. Upon the application of Professional Accounting Standards in force in the Autonomous City of Buenos Aires, Cordial Compañía Financiera S.A.’s assets as of March 31, 2017, should have recorded an increase of 201,481, liabilities for 242,879, and shareholders’ equity should have recorded a decrease of 41,398.

4.5        Disclosure

Argentina Banking GAAP differs in certain disclosure criteria from professional accounting standards in force in the Autonomous City of Buenos Aires, thus being the following said deviations:

-	The Bank does not disclose its assets and liabilities in current and non-current taking into account the date on which assets are expected to become cash or its equivalent and liabilities are expected to become due pursuant to professional accounting standards in-force.
-	Goodwill specified in Note 2.11 is disclosed under Intangible Assets, Pursuant to professional accounting standards, such goodwill must be disclosed under Goodwill.

-	There are differences between the information of cash flows disclosed in the Statement of Cash Flows and its equivalents and what is required by professional accounting standards.

-	The Bank has not submitted certain information regarding goodwill, relates parties and other information requirements required to non-banking entities.

5.	OTHER RECEIVABLES AND LIABILITIES FROM FINANCIAL TRANSACTIONS, MISCELLANEOUS RECEIVABLES AND MISCELLANEOUS LIABILITIES

The breakdown of the caption "Other receivables not included in the debtor classification regulations" included in “Other receivables from financial transactions” in the balance sheet was as follows:

	03/31/2017	12/31/2016
Financial Trust Participation Certificates	436,704	530,607
Financial Trust Debt Securities	95,258	100,644
Shares in Mutual Funds	1,100,702	1,296,588
Other	1,200	373
	1,633,864	1,928,212

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GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

The breakdown of the caption "Other" included in “Other liabilities from financial transactions” in the balance sheet was as follows:

	03/31/2017	12/31/2016
Collections and other operations on behalf of third parties	951,961	953,743
Sundry (payment orders abroad)	439,266	464,070
Other withholdings and collection	371,104	455,663
Social security payment orders pending settlement	178,182	82,761
Liabilities for financing of purchases	21,173	29,845
Other	33,328	146,843
	1,995,014	2,132,925

The breakdown of the caption "Other" included in “Miscellaneous receivables” in the balance sheet was as follows:

	03/31/2017	12/31/2016
Guarantee deposits	585,750	339,340
Sundry debtors	506,960	397,399
Payments in advance	175,980	109,568
Tax advances	131,034	95,116
Loans to employees	174,502	190,925
Other	1,257	5,857
	1,575,483	1,138,205

The breakdown of the caption "Other" included in “Miscellaneous liabilities” in the balance sheet was as follows:

	03/31/2017	12/31/2016
Tax payable	930,048	727,218
Payroll and social security	676,891	583,317
Sundry creditors	687,843	678,246
Collections in advance	178,166	156,382
Other	-	35,531
	2,472,948	2,180,694

The breakdown of the captions included in “Income Statement” in the balance sheet was as follows:

	03/31/2017	03/31/2016
Financial Income - Other
Interest on foreign trade loans	39,777	9,212
Premium on repo transactions	141,654	4,687
Forward transactions	112,317	10,615
Mutual guarantee companies income	9,922	20,683
Other	-	207
	303,670	45,404
Financial Expense - Other
Turnover Tax	224,701	152,908
Premium on repo transactions	2,189	82,518
Other	-	92
	226,890	235,518

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GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

	03/31/2017	03/31/2016
Services fee income - Other
Commissions	399,321	209,950
Income from Mutual Funds administration services	18,218	21,098
Rentals from safety boxes	28,128	20,722
Other	141,792	202,460
	587,459	454,230
Service fee expense - Other
Expenses and promotions related to credit cards	63,056	34,762
Turnover tax	84,611	59,552
Other	22,636	13,304
	170,303	107,618
Miscellaneous income - Other
Gains on premises and equipment and miscellaneous assets disposals	1,178	21,226
Rentals	10,995	11,036
Other adjustments and interest of miscellaneous credits	4,037	8,740
Charge of couriers	1,802	1,215
Other	10,904	2,909
	28,916	45,126

Miscellaneous losses - Other
Charges paid to National Social Security Administration (ANSES)	22,868	74,004
Losses on quota refund	8,336	7,761
Turnover tax	3,145	2,850
Grants paid	5,411	4,276
Other adjustments and interest of miscellaneous liabilities	9,197	795
Other	10,535	5,181
	59,492	94,867

6.	ISSUANCE OF NEGOTIABLE OBLIGATIONS

Grupo Supervielle S.A.’s Negotiable Obligations Issuance Program

On September 22, 2010, Grupo Supervielle’s Shareholders’ General Meeting passed the adhesion to the public offering regime pursuant Law 17,811 and the creation of a Simple Negotiable Obligations Issuance Global Program, non-convertible into shares, which was passed by the National Securities Commission on November 11, 2010. Said negotiable obligations may be short, medium and/or long term, subordinated or not, with or without guarantee, in pesos, in US dollars or any other currency, for a maximum current amount that shall not exceed, at any time, 1,000,000 (one thousand million pesos) or its equivalent in any other currency, pursuant to the last amendment of the Program on May, 7, 2015.

Likewise, negotiable obligations may be issued in several classes and/or series over the course of the program enforcement, relying on the possibility of re-issuing successive classes and/or series to be amortized.

As of April 19, 2016, since the aforementioned Program was no longer in effect, the Group’s Ordinary and Extraordinary shareholders’ meeting, passed the creation of a new Negotiable Obligations Issuance Global Program, for the issuance of simple, short and/o medium term, subordinated or not, with or without guarantees, securities for up to a maximum outstanding amount of 1,000,000 (one thousand million pesos), under which different classes and/or series of Negotiable Obligations denominated in pesos, dollar or other foreign currencies can be issued.

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GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

As of March 31, 2017 and December 31, 2016 Grupo Supervielle S.A. recorded the following series of negotiable obligations pursuant to the following issuance conditions:

Class	Issuance date	Currency	Amount (in thousands)	Rate	Maturity Date	03/31/2017	12/31/2016
Class XIII	01/31/2014	AR$	23,100	BADLAR + 6.25%	01/31/2019	22,711	22,659
Class XX	07/28/2015	AR $	129,500	Mixed: Fixed 27.5% until 6th month and BADLAR + 4.5% upon maturity.	01/28/2017	-	129,389
Total						22,711	152,048

As of the issuance of these Financial Statements, class XX has been fully amortized.

Funds resulting from the allocation of said negotiable obligations classes, net of issuance expenses, were assigned in full, pursuant to Article 36 of Negotiable Obligations Law 23,576, to the settlement of the Group’s financial liabilities.

As of March 31, 2017 and December 31, 2016, Grupo Supervielle S.A.’s Negotiable Obligations are recorded under Unsubordinated Negotiable Obligations for an amount to 22,711 and 152,048 respectively.

Banco Supervielle S.A.: Program for the issuance of Negotiable Obligations in foreign currency

On April 30, 2007, the Ordinary and Extraordinary Shareholders’ Meeting No. 95 decided to approve the Bank’s joining of the public offering regime through the creation of a Global Program for the Issuance of Simple Negotiable Obligations, for up to a maximum outstanding amount, at any moment while the Program is in force, of USD 200,000,000 (two hundred million United States dollars).

On August 10, 2007, the National Securities Commission informed the Technical and Negotiable Securities unit of the Stock Exchange of Buenos Aires that provisions for the public offering of such securities was passed.

On October 13, 2010, the Board of Directors of Banco Supervielle S.A., passed the issuance of Class 1 Negotiable Obligations. On October 29, 2010, the National Securities Committee (NSC) ordered the putting into effect of the resolutions for the public offering of Class 1 Negotiable Obligations under the Global Program of mid-term securities issuance for negotiable obligations issuance. Subscription period started on November 1, 2010 and finished on November 8, 2010.

The following describes the main terms and conditions of the aforementioned issuance:

Amount: USD 50,000,000 (United States dollars fifty millions)

Type: Class 1 Negotiable Obligations will be liabilities and subordinate of the Bank.

Maturity date: November 11, 2017

Interest Rate: 11.375%

Interest Payment Date: Interests accrued by Class 1 Negotiable Obligations will be paid on a six-month basis on May 11 and November 11 of each year.

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to New York State Laws.

As of March 31, 2017 and December 31, 2016, said obligation is registered in item Subordinated loans and Negotiable Obligations for 800,110 and 800,674, respectively.

As of March 25, 2013, the Bank’s Extraordinary General shareholders’ meeting, passed the creation of a Global Program for the issuance of Negotiable Obligations for up to a maximum outstanding amount of 750,000,000 (seven hundred and fifty million pesos). On April 15, 2016, the Ordinary and Extraordinary Shareholders' meeting passed the increase the maximum outstanding amount of the Program to 2,000,000,000 (two billion pesos) or its equivalent in foreign currency, passed by Resolution N° 18,224 from the National Securities Commission on September 22, 2016.

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GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

On May 16, 2013, the Board of the Bank passed the issuance of Class III Negotiable Obligations for a maximum amount of V/N USD 30,000,000 (thirty million US dollars) within the Global Program of Negotiable Obligations. The bidding period closed on August 15, 2013, having issued Class III.

The following describes the main terms and conditions of Class III issuance:

Amount: USD 22,500,000 (United States dollars twenty two million five hundred thousand)

Type: Class III Negotiable Obligations will be liabilities and subordinate of the Bank

Maturity date: August 20, 2020

Interest Rate: 7.00%

Interest Payment Date: Interests accrued by Class III Negotiable Obligations will be paid on a six-month basis making the first payment on February 20, 2014

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

As of February 20, 2017, Banco Supervielle S.A. was made the seventh interest payment of the Class III Negotiable Obligations.

As of March 31, 2017 and December 31, 2016, said obligation is recorded in Subordinate Negotiable Obligations item for 346,721 and 363,623, respectively.

On October 14, 2014, the Board of Directors of Banco Supervielle S.A., passed the issuance of Class IV Subordinate Negotiable Obligations for an amount of up to F/V USD 30,000,000 (United States Dollars Thirty million) within the Global Negotiable Obligations Program. Subscription period finished on November 14, 2014, having allotted Class IV.

The following describes the main terms and conditions of the aforementioned issuance of Class IV:

Amount: USD 13,441,000 (United States dollars thirteen million four hundred and forty one thousand)

Type: Negotiable Obligations will be liabilities and subordinate of the Bank.

Maturity date: November 18, 2021.

Interest Rate: 7.00%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a six-month basis, which first payment shall be made effective on May 18, 2015.

Amortization: Capital to be paid through single payment on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

As of March 31, 2017 and December 31, 2016, said obligation is recorded in Subordinated loans and Negotiable Obligations item for 211,700 and 214,461, respectively.

On September 24, 2015, the Board passed the issuance of Class V Unsubordinared Negotiable Obligations for a maximum amount of V/N AR$ 350,000,000 (thirty five million Argentine Pesos) within the Global Program of Negotiable Obligations. The bidding period closed on November 18, 2015, having issued Class V.

The following describes the main terms and conditions of the aforementioned issuance of Class: V

Amount: AR$ 340,100,000 (Argentine Pesos three hundred forty million and a hundred thousand)

Type: Negotiable Obligations will be unsubordinated liabilities of the Bank

Maturity date: May 20, 2017

Interest Rate: Floating Badlar of Private Banks + 4.5%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on February 20, 2016

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

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GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

As of February 20, 2017, Banco Supervielle S.A. was made the fifth interest payment of the Class V Negotiable Obligations.

As of March 31, 2017 and December 31, 2016, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 339,961 and 339,715, respectively.

On July 13, 2016, the Board passed the issuance of Class VI Unsubordinated Negotiable Obligations for a maximum amount of V/N AR$ 600,000,000 (Argentine Pesos sixty million) within the Global Program of Negotiable Obligations. The bidding period closed on October 7, 2016, with a total amount of AR$ 422,000,000 (Argentine Pesos four hundred and twenty two millon) and maturity date October 12, 2018. The agreed rate is Badlar + 3.50%.

The following describes the main terms and conditions of the aforementioned issuance of Class VI:

Amount: AR$ 422,000,000 (Argentine Pesos four hundred twenty two million)

Type: Negotiable Obligations will be unsubordinated liabilities of the Bank

Maturity date: October 12, 2018

Interest Rate: Floating Badlar of Private Banks + 3.5%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on January 12, 2017.

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

As of April 14, 2017, Banco Supervielle S.A. was made the second interest payment of the Class VI Negotiable Obligations.

As of March 31, 2017 and December 31, 2016, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 420,714 and 420,507, respectively.

On October 28, 2016, the Board passed the issuance of Class VII Unsubordinated Negotiable Obligations for a maximum amount of V/N AR$ 400,000,000 (Argentine Pesos four hundred million) within the Global Program of Negotiable Obligations. The bidding period closed on November 15, 2016.

The following describes the main terms and conditions of the aforementioned issuance of Class VII:

Amount: AR$ 269,100,000 (Argentine Pesos two hundred sixty nine million and a hundred thousand)

Type: Negotiable Obligations will be unsubordinated liabilities of the Bank

Maturity date: November 17, 2017

Interest Rate: Floating Badlar of Private Banks + 3.5%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on February 17, 2017

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

As of February 17, 2017, Banco Supervielle S.A. was made the first interest payment of the Class VII Negotiable Obligations.

As of March 31, 2017 and December 31, 2016, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 268,506 and 268,273, respectively.

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GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

Banco Supervielle S.A.: Global Program for the issuance of Negotiable Obligations in foreign currency up to U$S 800.000.000

As of September 22, 2016, the Bank’s Extraordinary General shareholders’ meeting No.117, passed the creation of a Global Program for the issuance of Negotiable Obligations for up to a maximum outstanding amount of U$S 800,000,000 (eight hundred million pesos).

On November 24, 2016, the National Securities Commission approved the Program by Resolution N°18,376.

As of November 23, 2016 the Board passed the issuance of Class A Negotiable Obligations for a maximum amount of V/N USD 300,000,000 (United State dollars three hundred millon). The bidding period closed on February 02, 2017.

The following describes the main terms and conditions of the aforementioned issuance of Class A:

Amount: 300,000,000 (United States dollars three hundred millon)

Type: Negotiable Obligations will be unsubordinated liabilities of the Bank

Maturity date: August 9, 2020

Interest Rate: Floating Badlar of Private Banks + 4.5%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on March 9, 2017

Amortization: Capital to be paid in two quotas, first 50% on February 9, 2020 and rest 50% on August 9, 2020.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to New York Laws from United States of America.

As of March 31, 2017, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 4,741,785.

Cordial Compañía Financiera S.A: Program for the Issuance of Negotiable Obligations

On April 25, 2013, the Shareholders' meeting No. 39, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations (the "Program") for up to a maximum outstanding amount of $ 500,000,000. The Program was authorized by the National Securities Commission through Resolution No. 17,165 dated August 15, 2013. On April 18, 2016, the Shareholders' meeting No. 43 approved the Increase of the total amount of the Program to a nominal value of up to $ 1,000,000,000. On October 27, 2016, the program for the issuance of Negotiable Obligations was authorized for a face value of up to 1,000,000. On March 22, 2017 the Cordial Compañía Financiera´s Extraordinary General shareholders’ meeting passed the issuance of the Program for a maximum amount of V/N AR$ 2,500,000,000. The National Securities Commission´s Board approved the program´s grow up by Resolution N°18,608 on April 12, 2017.

The following describes issuances in force as of March 31, 2017 and December 31, 2016.

Class	Issuance Date	Maturity Date	FV (in thousands)	Rate	03/31/2017	12/31/2016
Class IX	10/06/2015	04/06/2017	88,750	Floating rate 5.95% + BADLAR	88,750	88,750
Class X	05/19/2016	11/19/2017	199,000	Variable TNA 5.50% + BADLAR	199,000	199,000
Class XI	10/25/2016	04/24/2018	200,000	Variable TNA 3.57% + BADLAR	200,000	200,000
Class XII	12/23/2016	12/23/2017	154,214	Fixed 24.90%	154,214	154,214
Class XIII	12/23/2016	06/23/2018	151,429	Variable TNA 4.00% + BADLAR	151,429	151,429
Total					793,393	793,393

As of March 31, 2017 and December 31, 2016, Banco Supervielle S.A. holds in its portfolio Negotiable Obligations Class IX and X, issued by Cordial Compañía Financiera S.A., for an amount of 5,000 and 2,000, respectively.

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GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

As of March 31, 2017 and December 31, 2016, Cordial Compañía Financiera’s Short Term Securities and Negotiable Obligations are recorded under Unsubordinated Negotiable Obligations for an amount of 793,393 and 793,393, respectively.

On May 8, 2017, the bidding period for the Class XIV Negotiable Obligations of Cordial Compañía Financiera S.A. ended. The amount of said issue rise to a nominal value of AR$ 558,000 and will accrue interest at a variable rate equivalent to Badlar adjusted plus 3.5% until its maturity on May 10, 2019.

7.	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to Art.70 of Corporate Law and the Company’s By-law, 5% of the fiscal year profit shall be transferred to a Legal Reserve until such reserve reaches 20% of the Capital Stock. As for financial entities, pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to Art.68 of the aforementioned Law, dividends shall not be passed or distributed among partners, but through realized and liquid earnings resulting from the balance sheet drawn up pursuant to the law and the By-law and passed by the competent corporate body. Likewise, those dividends to be distributed in cash or instruments, exceeding tax profits accrued upon previous fiscal year closing as of payment or distribution date, shall be subject to the 35% withholding in terms of income tax through a single and final payment. Accumulated tax earnings for said tax purposes, are the balance of accumulated accounting earnings as of December 31, 1997, minus paid dividends plus tax profits set as from December 31, 1998.

In turn, Grupo Supervielle’s income mainly results from dividends produced by its investments in other companies. As for its investments in Banco Supervielle S.A. and Cordial Compañía Financiera S.A., there are additional restrictions to the income distribution restrictions set by the Argentine Central Bank. As established by Argentine Central Bank Communication “A” 4664, supplementary provisions and amendments, for the purposes of the distribution of profits the financial institutions shall have the prior authorization of the Superintendence of Financial and Foreign Exchange Institutions and comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Law on Financial Institutions; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or reverse requirement –on average- in pesos or in foreign currency or in securities. v) No sanctions are recorded with penalties in excess of 25% of last reported equity computable for capital adequacy purposes, nor suspensions, prohibitions, or voidances, imposed in the last five years by the Central Bank, the Financial Information Unit, the National Securities Commission, and/or the National Insurance Superintendence, deemed to be material.

The entities not facing any of these situations may distribute profits up to the positive amount arising from deducting, off-balance sheet, from unassigned returned earnings, the amounts of the Legal and Bylaws Reserves; the balances for the capitalization of differences arising from payments made in compliance with court measures issued in cases where the regulations in force applicable to the “pesified” deposits are objected to; the difference between the carrying amount and the market value of the public debt and/or monetary regulation instruments; the valuation adjustments to assets modified by the Superintendence of Financial and Foreign Exchange Institutions which are pending recognition and/or those indicated by the External Audit not given accounting recognition; the individual exemptions for the valuation of assets; the balances for the capitalization of the difference between the equivalent in pesos of the court-ordered deposits considered in the original currency of the placement and the carrying amount of those deposits placed in foreign currency which, at January 5, 2002, were subject to the provisions of Law 25.561 and Decree 214/02; and the algebraic sum of the balances for the “Unrealized Valuation Differences” accounts for government securities and instruments issued by the Argentine Central Bank recorded as available for sale, when a consolidated net debit balance is obtained.

In addition, the amount to be distributed, shall not compromise the Company’s liquidity and solvency, which can be verified by not recording insufficiencies in the capital adequacy requirements at the end of the fiscal year from which dividends are to be paid out. In regards to minimum liquidity requirements, the average balance of liquid

23

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

assets (in pesos, foreign currency or government securities) must exceed the liquidity requirement of the last closed period, or the projected period considering the dividend payment.

On November 10, 2015, the Central Bank issued Communication “A” 5827, requiring financial institutions to build an additional capital reserve margin, in order to prevent that credit growth and high profitability become a source of insolvency of the local financial system.

The aforementioned rule, also establishes a counter cyclical margin within the range of 0% and 2.5% of risk weighted assets when, in the view of the Central Bank, credit growth would be excessive and generate an increase of systemic risk.

8.	RESTRICTED ASSETS

As of March 31, 2017 and December 31, 2016, Grupo Supervielle’s following assets are restricted:

Item	03/31/2017	12/31/2016
Loans
Loans under Financial Guarantee	145,162	178,862
	145,162	178,862

Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	621,833	535,351
Others included in debtors’ classification regulations	-	620
	621,833	535,971

Miscellaneous Receivables
Trust guarantee deposits	14,884	7,893
Guarantee deposits for Forward Exchange Operations	308,955	114,820
Guarantee deposits for credit cards	137,744	135,297
Other guarantee deposits (*)	20,207	21,316
Guarantee deposits for pass transactions	101,958	59,014
	583,748	338,340

(*) As of March 31, 2017 and December 31, 2016, the obligation to set up a guarantee amounting to USD 1,000 securing commitments assumed by Banco Banex S.A. (currently absorbed by Banco Supervielle S.A.) as awardee of the former Banco San Luis S.A. –in its capacity as Financial Agent of that province as from August 1, 1996-, is recorded under this caption for a total of 1,000. These assets represent immobilized assets from the point of view of the prudential regulations established by the Argentine Central Bank.

9.	INCOME FROM INSURANCE ACTIVITIES

The composition of item “Income from insurance activities” as of March 31, 2017 and 2016 are as follows:

Item	03/31/2017	03/31/2016
Accrued premiums and charges	170,540	145,461
Accrued losses	(48,153)	(19,462)
Production expenses	(12,403)	(8,076)
Total	109,984	117,923

24

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

10.	NON-CONTROLLING INTERESTS

The composition of “Non-controlling interests” of the group’s balance sheet is as follows:

Company	03/31/2017	12/31/2016
Banco Supervielle S.A.	8,193	103,397
Total	8,193	103.397

The composition of “Non-controlling interests” of the income statement is as follows:

Company	03/31/2017	03/31/2016
Banco Supervielle S.A.	(4,341)	(3,662)
Sofital S.A. F. e I.I.	-	(387)
Total	(4,341)	(4,049)

11.	INTEREST IN CAPITAL STOCK AND VOTING PERCENTAGE

Grupo Supervielle S.A‘s interest in the capital stock of its controlled companies as of March 31, 2017 and December 31, 2016 is as follows:

Company	Condition	Legal Address	Main Activity	Percentage of interest in capital stock and votes
				03/31/2017	12/31/2016
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, Ciudad Autónoma de Buenos Aires, Argentina,	Commercial Bank	99.86% (1)	98.23% (1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, Ciudad Autónoma de Buenos Aires, Argentina	Financial Company	98.87%	98.32%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, 5º Piso, Ala Este, Ciudad Autónoma de Buenos Aires, Argentina,	Credit Card	99.98%	99.78%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, 3° Piso, Ala Este, Ciudad Autónoma de Buenos Aires, Argentina	MTF Managing Agent	100.00%	100.00%
Cordial Microfinanzas S.A.	Controlled	Reconquista 320,1° Piso, Ciudad Autónoma de Buenos Aires, Argentina	Microfinances	-	99.78%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, 4° piso, Ciudad Autónoma de Buenos Aires, Argentina	Financial operations and administration of securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719, 1° Piso, Ciudad de Mendoza	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1° Piso, Ciudad Autónoma de Buenos Aires, Argentina,	Insurance Company	100.00%	100.00%

(1) Grupo Supervielle S.A.’s interest, direct or indirect, of votes in Banco Supervielle amounts to 99.84% y 98.21% as of 03/31/17 and 12/31/16

12.	FINANCIAL TRUSTS

Below is a detail of the financial trust where Grupo Supervielle S.A acts as a trustee or as a settler:

As Trustee:

Trustee: Banco Supervielle

Supervielle Global Trust Confiance Program

25

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

At present, Banco Supervielle S.A. does not act as Financial Trust Trustee

Banex Créditos IV Financial Trust

Trustee: Banco Supervielle

Supervielle Global Trust Asset Backed Securities Program.

Financial Trust	Set up on	Value initially assigned in trust	Securities issued and last maturity			Holdings Book Value
BANEX IV	03/19/2004	30,012	VDFA VN$ 21,000 Mat: 01/20/05	VDFB VN$ 6,000 Mat: 04/20/05	CP VN$ 3,000 Mat.: 04/20/07	In liquidation

Guarantee Management Trusts

Trustee: Banco Supervielle.

Trust	Indenture executed on	The principal obligation expires on	Original principal amount	Principal balance	Beneficiaries	Settlers
Credimas	01/11/2013	01/25/2017	16,000	13,743	Banco Supervielle S.A.	Credimas S.A.

In addition, Banco Supervielle S.A. Acts as trustee in the following trusts:

-	UAR Trust: the liabilities recorded as of March 31, 2017 increased in the amounts of Ps. 10,561 and have been backed by assets in trust in the amount of Ps. 10,292.

-	Mendoza Trust: In liquidation phase, since it has fulfilled the contract period, but is pending the completion of several acts that derive from the trustee. The liabilities recorded, mainly originating from the exclusion of assets, as of March 31, 2017, amount to 15,781 and have been backed by assets in trust (loans, other miscellaneous loans, and other non-financial assets, etc.) in the amount of 539. This trust will be liquidated following the procedures established by Law 24,441.

-	Luján Trust: The term of the contract has expired and all documentation relating to the liquidation has been delivered. To date, only the final deregistration in tax matters is still pending.

As Settler

Publicly offered and listed financial trusts

Supervielle Leasing Financial Trust

Assets in Trust: Lease Agreements

Trustee: TMF Trust Company (Argentina) S.A.

Financial Trust	Set up on	Value initially assigned in trust	Securities issued and last maturity			Holdings Book Value
Series 11 (1)	09/26/2014	133,466	VDF TV VN$ 93,426 Mat: 03/20/2017	-	CP VN$ 40,039 Mat: 10/21/2019	In liquidation

(1)	Securities issued under Supervielle Confiance 3 Program

26

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

Supervielle Créditos Financial Trust

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

Financial Trust	Set up on	Value initially assigned in trust	Securities issued and last maturity			Holdings Book Value
Serie 83 (1), (3)	10/28/2014	$ 250,002	VDF TV A VN$ 232,500 Vto: 02/20/17		CP VN$ 17,500 Vto: 09/20/17	In liquidation
Serie 84 (1), (3)	11/21/2014	$ 250,003	VDF TV A VN$ 232,500 Vto: 03/20/17		CP VN$ 17,500 Vto: 12/20/17	In liquidation
Serie 86 (1), (3)	03/11/2015	$ 250,009	VDF TV VN$ 232,500 Vto: 02/20/17		CP VN$ 17,500 Vto: 10/20/17	In liquidation
Serie 88 (1), (4)	07/23/2015	$ 220,004	VDF TV A VN$ 213,400 Vto: 11/20/17	VDF TV B VN$ 6,600 Vto: 01/22/18		VDF TVA 4,819
Serie 89 (1), (3)	09/04/2015	$ 250,005	VDF TV A VN$ 240,000 Vto: 10/20/17		CP VN$ 10,000 Vto: 11/20/18	VDF TV 11,826
Serie 90 (1), (4)	10/19/2015	$ 250,019	VDF TV A VN$ 240,000 Vto: 10/20/17		CP VN$ 10,000 Vto: 04/20/18	VDF TV 8,020 CP 14,666
Serie 91 (1), (4)	11/19/2015	$ 300,003	VDF TV A VN$ 288,000 Vto: 11/20/17		CP VN$ 12,000 Vto: 05/21/18	VDF TV 15,129 CP 16,465
Serie 92 (2), (4)	12/18/2015	$ 300,004	VDF TV A VN$ 270,000 Vto: 09/20/17		CP VN$ 30,000 Vto: 06/20/18	CP 44,339
Serie 93 (2), (4)	03/28/2016	$ 300,009	VDF TV A VN$ 267,000 Vto: 04/20/18		CP VN$ 33,000 Vto: 04/22/19	CP 44,437

(1) Securities issued under Supervielle Confiance Program 3.

(2) Securities issued under Supervielle Confiance Program 4.

(3) Personal loans originated or subsequently acquired by Banco Supervielle and granted to ANSES retirees and pension and San Luis public administration employees for which Banco Supervielle, in its own name, processes and pays retirement and pension benefits.

(4) Personal loans originated by Banco Supervielle for ANSES retirees and employees.

Cordial Compañía Financiera Crédito Financial Trust

Assets in trust: Personal Loans

Trustee: TMF Trust Company (Argentina) S.A.

Series	Set up on	Initial Amount in Trust	Securities Issued		Value in pesos as of 03/31/2017		Value in pesos as of 12/31/2016
			Participation Certificates	Debt Securities	Participation Certificates	Debt Securities	Participation Certificates	Debt Securities
Serie XI	04/20/2016	248,535	59,648	188,887	-	-	76,070	-
Serie XII	06/12/2016	245,290	58,870	186,420	74,915	-	71,876	-
Serie XIII	08/13/2016	271,718	65,212	206,506	82,321	-	71,853	-
Serie XIV	10/04/2016	266,322	58,591	207,731	68,504	-	65,351	-
Serie XV	03/07/2016	400,000	84,000	316,000	91,057	-	-	-
Total					316,797	-	292,150	-

13.	MUTUAL FUNDS

As of March 31, 2017 and December 31, 2016, Banco Supervielle S.A. is the depository of the Mutual Funds managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No. 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned.

27

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

Mutual Fund	Assets under management		Shareholders´ funds		Number of Redeemable Shares
	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Premier Renta C.P. Pesos	1,363,132	1,419,212	1,360,656	1,417,419	254,126,880	274,406,695
Premier Renta Plus en Pesos	3,401,915	1,952,173	3,389,956	1,940,593	656,123,087	396,802,512
Premier Renta Fija Ahorro	4,799,613	3,887,918	4,741,179	3,875,616	313,219,663	269,631,898
Premier Renta Fija Crecimiento	499,995	527,991	498,592	526,249	63,899,547	69,664,347
Premier Renta Variable	106,249	113,525	101,920	102,116	8,630,891	10,145,371
Premier FCI Abierto Pymes	459,562	503,721	453,492	479,023	164,622,541	182,714,748
Premier Commodities Agrarios	7,080	6,126	6,538	5,740	2,667,438	2,249,465
Premier Capital	36,929	98,748	36,273	98,216	17,564,023	46,218,442
Premier Inversion	608,581	997,897	608,230	996,654	4,361,997,670	7,564,905,911
Premier Balanceado	256,709	167,233	256,506	166,996	238,318,110	163,256,582
Premier Renta Mixta en USD	693,697	263,014	455,952	229,522	28,767,920	14,172,066

The above mutual fund portfolios have been recorded under Control Memorandum Accounts - Others.

14.	FINANCIAL DEBT, LOANS AND GUARANTEE LINES HELD WITH LOCAL AND INTERNATIONAL ENTITIES

The following is a description of the main financial and guarantee lines as of March 31, 2017:

BANCO SUPERVIELLE S. A.:

-	Inter-American Development Bank (IDB)

In May 2009, Banco Supervielle S.A. entered into agreement within the framework of IDB’s Trade Finance Facilitation Program. Banco Supervielle S.A. the line of credit granted to Banco Supervielle S.A. for USD 15,000,000 (United States dollars fifteen million) under this program shall be used to cover risks inherent in the confirmation of letters of credit, promissory notes, bid guarantees, and other similar instruments used in international business operations.

As of March 31, 2017 and December 31, 2016, coverage operations under the agreement referred to in the previous paragraph amounted to USD 13,500,000 (U$S thirteen million five hundred thousand).

The agreement entered into with the IDB is subject to compliance with certain financial covenants, certain positive and restrictive covenants, certain do and not do obligations and reporting requirements.

As of March 31, 2017 and December 31, 2016, the Bank is in compliance with the aforementioned commitments, requirements and obligations.

-	International Financial Corporation (IFC)

In April 2007, the Bank entered into an agreement under the IFC-World Bank Group global financial exchange program whereby the latter entity may issue a guarantee in favor of a correspondent bank, thus hedging the Bank’s payment obligations generated by import or export operations with its customers. This program amounts to USD 30,000,000 (USD thirty million).

As of March 31, 2017 and December 31, 2016, in-force operations with coverage of the aforementioned agency pursuant to the agreement specified in the previous paragraph amounted to USD 12,956,956 (USD twelve million nine hundred ninty six thousand and nine hundred fifty six).

28

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

The agreement signed with the IFC is subject to compliance with certain covenants, the regular remittance of information and certain financial ratios regarding creditworthiness, credit risk, immobilization of assets, exposure to foreign currency and interest rate risk.

As of March 31, 2017 and December 31, 2016, the Bank is in compliance with the aforementioned commitments, requirements and obligations.

CORDIAL COMPAÑIA FINANCIERA S.A.:

-	Syndicated Loans:

As of May 18, 2016, Cordial Compañía Financiera entered into a loan facility agreement named “Sindicado V” with the following banks for 355,000, which accrues floating interests at Badlar private corrected rate plus 550 bps. The loan will be in force until December 22, 2017, and principal will be amortized in 5 quarterly installments with a 6-month grace period. Interest is paid on a monthly basis. The loan was managed by Banco Santander Río S.A.

Bank	Proportional Participation
Banco Santander Río S.A.	100,000
Banco de la Pampa S.E.M.	15,000
Banco de la Provincia de Córdoba S.A.	30,000
Banco Hipotecario S.A.	60,000
BACS Banco de Crédito y Securitización S.A.	30,000
Banco de San Juan S.A.	20,000
Banco Macro S.A.	100,000

15.	DERIVATIVES

As of March 31, 2017 and December 31, 2016, the following operations related to derivative financial instruments were in effect:

a)	Futures and forwards, without delivery of underlying assets:

Futures with underlying: Foreign Currency

Futures with underlying foreign currency: Include forward foreign currency index negotiation operations without delivery of underlying assets, carried out in the Mercado Abierto Electrónico (MAE) and Mercado a Término de Rosario (ROFEX). The general settlements of these operations are made effective on a daily basis, in pesos, on the difference between the applied closing price of the underlying asset and the same price of the previous day (or agreed upon price), expensing the difference against each year results.

Contract maturity	Type of contract	Amount USD	Total local currency
04/28/2017	Purchase	300,000	4.686
06/30/2017	Purchase	4,500,000	72.522
09/29/2017	Purchase	35,000,000	588.700
Total as of March 31, 2017		39,800,000	665,908
Total as of December 31, 2016		25,400,000	448,123

29

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

Contract maturity	Type of contract	Amount USD	Total local currency
04/28/2017	Sale	40,700,000	634,554
10/31/2017	Sale	20,000,000	316,800
11/30/2017	Sale	55,500,000	891,837
Total as of March 31, 2017		116,200,000	1,843,191
Total as of December 31, 2016		17,000,000	284,252

Contract maturity	Type of contract	Amount in Gold (ounces)	Total local currency
Total as of March 31, 2017		-	-
Total as of December 31, 2016		360	6,587

Forwards with underlying: Gold

Include foreign currency and gold purchase and sale operations carried out with customers and financial entities abroad without delivery of underlying assets. The settlement of these operations is made effective upon operation maturity, on the difference between the agreed upon price of the underlying assets and the price of said assets on the contract maturity date, expensing the difference against year results.

Contract maturity	Type of contract	Amount USD	Total local currency
Total as of March 31, 2017		-	-
Total as of December 31, 2016		6,000	100

Contract maturity	Type of contract	Amount USD	Total local currency
04/28/2017	Sale	2,000,000	31,240
Total as of March 31, 2017		2,000,000	31,240
Total as of December 31, 2016		1,000,000	16,260

Contract maturity	Type of contract	Amount Euros	Total local currency
04/28/2017	Sale	470,000	7,842
Total as of March 31, 2017		470,000	7,842
Total as of December 31, 2016		1,500,000	25,709

Balances representing these items are recorded under “Memorandum Accounts – Debit - Derivatives – Notional value of forward operations without delivery of the underlying asset”, for purchase contracts, and in “Memorandum Accounts – Credit – Derivatives – Notional value of forward operations without delivery of the underlying asset”, for sale contracts-.

The result produced in periods ended on March 31, 2017 and 2016 from transactions involving this type of instruments amounts to gains 112,072 and 73,526 respectively.

The objective pursued by the transaction involving futures in foreign currency is to mitigate variations in profitability from the exposure of assets and liabilities in foreign currency and to hedge part of the Bank’s net worth in foreign currency. The hedge is effective whenever the maturity of the future is similar in assets and liabilities to be protected. Thus, the aim is to hedge the foreign exchange risk in the current value of assets and liabilities denominated in foreign currency.

30

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

b) Repo Transactions:

As of March 31, 2017 and December 31, 2016, the following amounts related to repo transactions were in effect:

Sort	Type of contract	Contract maturity	Term	Nominal Amount	Close Value
I19A7 LEB. INT.$	Term purchase liabilities repo	04/03/2017	3	1,032,000,000	1,021,267
Total as of March 31, 2017				1,032,000,000	1,021,267
Total as of December 31, 2016				600,000,000	590,266

Sort	Type of contract	Contract maturity	Term	Nominal Amount	Close Value
I20S7 LEB. INT	Term sales actives repo	03/04/2017	3	1,550,000,000	1,402,914
I20S7 LEB. INT	Term sales actives repo	04/04/2017	4	1,300,000,000	1,176,638
Total as of March 31, 2017				2,850,000,000	2,579,552
Total as of December 31, 2016				-	-

As of March 31, 2017 and 2016, the repo active transactions amount to gains 141,654 and 4,687, respectively, while the repo liabilities transactions amount to loss 1,944 and 9,022, repectively.

16.	STATEMENT OF CASH FLOWS

The Statement of Cash Flows as of March 31, 2017 and 2016 explains variations in cash and cash equivalents. To that end, it was considered the total balance of the caption Cash and Due from Banks plus Government Securities (listed securities issued by the Argentine Central Bank and repo transactions and other listed Government Securities issued by the National Government, which are also assigned to repo transactions) and Other receivables from financial transactions (Mutual funds and Time deposits with maturity of at least 90 days), as detailed in the following table:

Item	03/31/2017	03/31/2016
Cash and Due from Banks	8,611,557	3,766,918
Listed securities issued by the Argentine Central Bank for the Bank’s own portfolio for short-term reverse repo transactions	6,417,463	1,397,120
Listed corporate securities for short-term reverse repo transactions	122,733	10,370
Mutual Funds	1,100,702	75,071
Cash and cash equivalents	16,252,455	5,249,479

Securities issued by the Argentine Central Bank (Listed securities issued by the Argentine Central Bank short-term repo transactions) and Listed Government Securities for reverse repo transactions are held to meet short-term commitments and, from the point of view of their realization, they meet the requirements established by Argentine Central Bank regulations as they are easily convertible into cash since they have market price and volatility ratios published.

31

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

Reconciliation between Balance Sheet balances and items considered as Cash and Cash Equivalents:

Items	03/31/2017	03/31/2016
Cash and Due from Banks
- As per Balance Sheet	8,611,557	3,766,918
- As per Statement of Cash Flows	8,611,557	3,766,918
Government and Corporate Securities
a) Securities issued by the Argentine Central Bank
- As per Balance Sheet	6,417,463	3,206,106
Listed securities issued by the Argentine Central Bank and repo transactions	-	(1,808,986)
- As per Statement of Cash Flows	6,417,463	1,397,120
b) Holding of trading securities
- As per Balance Sheet	131,631	66,935
- Government securities not considered as cash or equivalents	(8,898)	(56,565)
- As per Statement of Cash Flows	122,733	10,370
Other Receivables from Financial Transactions
a) Mutual Fund Investment
As per Balance Sheet – Others not included in Debtors’ classification regulations	1,633,864	1,264,202
Other Assets	(533,162)	(1,189,131)
As per Statement of Cash Flow	1,100,702	75,071
b) Time deposits
As per Balance Sheet – Others not included in Debtors’ classification regulations	-	489,153
Time deposits non considered as cash or equivalents	-	(489,153)
As per Statement of Cash Flow	-	-

17.	CAPITAL MARKETS LAW

On December 27, 2012, Capital Markets Law N ° 26,831, established an integral reform to the public offering regime, set by Law N° 17,811. Among other issues, this law, related to the activity of the Company, includes the extension of the National State’s regulatory powers within public offering, through the National Securities Commission, concentrating in this entity, authorization, supervision and auditing powers, disciplinary and regulating powers regarding all capital market players; and the removal of the obligation of being a market shareholder to operate as an intermediary agent in such market, allowing other players, and assigning the National Securities Commission to authorize, register and regulate the different agent categories.

On August 1, 2013, the official bulletin released Decree 1023/2013, which partially regulated the Capital Market Law and on September 9, 2013, the Official Bulletin released General Resolution N°622 issued by the National Securities Commission, passing the relevant ruling.

Said ruling implements an acting agent register in the capital market. Pursuant to said ruling, in order to participate in the regulated activities, it is necessary to be registered as agent before or on June 30, 2014.

Up to the date of these financial statements Banco Supervielle S.A. has obtained the relevant license number to act as Compensation and Settlement Agent and Integral Negotiation Agent.

32

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

18.	CREDIT LINE FOR PRODUCTIVE INVESTMENT

As from 2012, the Argentine Central Bank determined that certain financial entities shall allocate a minimum amount in the financing of investment projects oriented to the acquisition of assets and/or the construction of the necessary facilities for the production of goods and/or services and the marketing of goods and the financing of working capital related to MiPyMEs (small and medium size firms) investment projects and/or against the discount of deferred payment checks on MiPyMEs, among other purposes set forth in the Argentine Central Bank’s regulation.

On December 31, 2015 and enforceable as from January 4, 2016, the Argentine Central Bank passed Communication “A” 5874, which sets new regulations on “Financing Line for financial production and inclusion” (thus redefining its name) and “Non-financial public sector financing”. The following are some of the main changes regarding such regulation: a) the amount assigned to financing was increased to 14% of the non-financial private sector deposits in pesos, calculated over the monthly average of November-2015 daily balances, b) the type of assets to be financed was widened and c) the maximum interest rate applicable to such lines was increased.

As of the date of these financial statements Banco Supervielle S.A. has complied with the granting and imbursement of the second tier of the required amount for the year 2015 and with the first tranche of the 2016 requirement which was due on June 30, 2016.

For the second half of 2016, as prescribed by Central Bank’s Communication “A” 5975, financial institutions must record an outstanding amount of these type of loans equivalent to 15.5% of its non financial private sector peso denominated deposits, calculated on a daily average for the month of May 2016. Banco Supervielle S.A. complied this requirement.

As of October 21, 2016, the Argentine Central Bank passed Communication “A” 6084, which sets normative changes from November 1, 2016, reducing the customer rate from 22% to 17%, reducing the mandatory term of financing to 12 months minimum, among others.

Besides this Communication provided continuity for the Financing Line for the first half of 2017, setting as a new quota of the period equivalent to 18% of the deposits in pesos of the non-financial private sector, calculated on the basis of the monthly average daily balances of November 2016.

19.	PROTECTION TO USERS OF FINANCIAL SERVICES (Communications “A” 5460 and complementary)

On July 19, 2013, the Argentine Central Bank issued communication “A” 5460, which became effective on September 30, 2013, and by means of which financial entities are urged to apply their customer charges and commissions that account for a real, direct, provable and economically and technically grounded cost.

On June 10, 2014, the Argentine Central Bank issued Communication “A” 5590 addressing “Interest Rates in Credit Operations”, which regulated all financing services in pesos except from checking account advance payments, credit card financings and mortgage loans.

Pursuant to communication “A” 5853, issued on December 17, 2015 by the Argentine Central Bank, compensating interest rates shall be set up freely among financial entities and their clients, taking into account – when applicable – provisions set by specific regimens.

As of March 21, 2016 the Argentine Central Bank issued Communications “A” 5927 and 5928 which established starting April 1, 2016, that all savings accounts will be free of charge, including the use of debit cards and transfers made by individuals through ATMs or internet banking. Moreover, pursuant to Communication “A” 5928, financial institutions will be able to increase its fees for up to 20% between January 1, 2016 and September 1, 2016, and with no limitations for paid services and products after that date, always giving a 60-day prior notice.

33

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

As of March 7, 2017, the Argentine Central Bank issued Communication “A” 6199 electronic means were enabled for the submission of complaints to the BCRA for those cases of unsatisfactory responses or delays in the response by the Bank to the claims made by its clients.

20.	RULING N° 629 ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the fiscal years 2012, 2013, 2014, 2015 and 2016, accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters. Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,5, Bosques, Partido de Florencio Varela, Buenos Aires Province.

21.	TERMINATION OF THE CONTRACT AS A FINANCIAL AGENT BY THE PROVINCE OF SAN LUIS

On January 17, 2017, Banco Supervielle S.A. received a communication from the Ministry of Public Treasury of the Province of San Luis giving notice of the termination of the Financial Agent Contract that Banco Supervielle has with the Province, effective as of February 28, 2017. The communication also states that, without prejudice to the exercise of the right to terminate the contract, the Province may continue to operate with the Bank until a new financial agent is selected.

On date of this financial statements, Banco Supervielle S.A. continues to act as financial agent of the Province although it was concluded the agreement and estimates that it will continue acting in that role until a new financial agent is selected. The Government of the Province of San Luis has stated that it will invite financial institutions, including Banco Supervielle, to participate in the selection of a new financial agent but has not yet published the terms and conditions of the new agreement.

22.	ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS

Pursuant to provisions set by the National Securities Commission through General Ruling N° 562/2009, the Group developed a Plan for the Implementation of IFRS, which was approved by the Board over the course of its meeting held on September 23, 2010.

Later, on November 24, 2011, through Ruling 595/11, the National Securities Commission established that issuing companies whose main assets are made up by Equity Investments in financial entities or insurance companies, are excepted from presenting their Financial Statements under IFRS and may choose to do it under the standards set by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for requirements set by the General Ruling N° 595/11 issued by the National Securities Commission, which are included in Article 2°, Chapter I, Section I, Title IV of provisions issued by the National Securities Commission, are as follows:

- Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;

- the investment in financial entities and in the insurance company accounts for 87.42% of Grupo Supervielle S.A.’s assets, being the main assets of the Group;

- 79.91% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results;

- Grupo Supervielle S.A. holds 98.87% direct and indirect stock investments in Banco Supervielle S.A. a 99.87% of Cordial Compañía Financiera S.A., and a 100% of Supervielle Seguros S.A. , resulting in the Group’s control in those entities.

Additionally, on February 12, 2014, the Argentine Central Bank, issued Communication “A” 5541, by means of which such entity passed Implementation Plan for Convergence towards IFRS issued by IASB, for the drawing-up of Financial Statements of Entities under supervision, including Banco Supervielle S.A. and Cordial Compañía Financiera S.A. According to the disclosed plan, in 2016, financial entities shall submit a

34

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

reconciliation of the main items included in assets, liabilities and shareholders’ equity regarding the amounts that may result from the enforcement of standards to be set by the Argentine Central Bank within the framework of IFRS convergence. Likewise, entities shall prepare their opening financial statements as from January 1, 2017, which will be taken as comparative basis of the fiscal year starting on January 1, 2018. Such statements shall start including their operations and changes in shareholders’ equity pursuant to standards to be set by the Argentine Central Bank within the framework of such convergence process.

The consolidated financial statements of the Company have been prepared in accordance with the accounting and valuation standards issued by the BCRA in accordance with the provisions of the O.T. 2013 of the National Securities Commission (CNV), Title IV, Chapter I, Section I, Article 2, which differ with respect to IFRS, these differences being measurement and exposition.

The items and figures contained in the reconciliations presented are subject to change and may only be considered definitive when preparing the annual financial statements as of December 31, 2018 for the year in which the IFRS is applied for the first time.

IFRS 1 allows first-time adopters to consider certain exemptions at the beginning of retroactive application of certain IFRS for closing the financial statements as of December 31, 2016. In addition, IFRS 1 requires the application of certain mandatory exceptions. These exemptions and exceptions have been provided by the IASB to simplify the first application of these standards.

The following are exemptions and exceptions that are applicable considering IFRS 1 and were used by the Company in converting the accounting standards in force in Argentina to IFRS:

1.     IFRS optative exemptions

The following are optative exemptions applicable to the Company under IFRS 1:

1.1.    Exemption of business combinations

IFRS 1 presents the option of applying IFRS 3 "Business Combinations" prospectively from the date of transition or from a specific date prior to the date of transition. This allows non-retroactive application that would require restatement of all business combinations prior to the transition date. The Company elected to apply IFRS 3 prospectively to business combinations occurring after the date of transition. Business combinations that occurred prior to the transition date have not been restated.

1.2.    Exemption of investments in subsidiaries, joint ventures and associates

When an entity prepares separate financial statements, IAS 27 requires it to account for its investments in subsidiaries, joint ventures and associates either: (a) at cost; (b) in accordance with IFRS 9; or (c) using the equity method as described in IAS 28.

If a first-time adopter measures such an investment using the process of the participation method, the entity applying the exemption above mentioned.

1.3.    Exemption of designation of previously recognised financial instruments

According to IFRS 1, an entity can designate an equity investment as a financial measured at fair value through profit or loss, in accordance with paragraph 5.7.7 of IFRS 9 on the basis of the facts and circumstances that exist at the date of transition to IFRSs.

The Company has not made use of the other optional exemptions available in IFRS 1.

35

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

2.     IFRS obligatory exceptions

The following are obligatory exemptions applicable to the Company under IFRS 1:

2.1.    Estimates exception

The Company´s estimations in accordance with IFRSs at January 1, 2017 are consistent with estimations made with Argentine GAAP therefore, the company´s estimations were not review by application of IFRS.

2.2.    Non-controlling interest exception

According to IFRS 1 a first-time adopter shall apply the requirements of IFRS 10 prospectively for accounting the shareholders changes in a subsidiary without resulting a loss of control. Under Argentine GAAP, any difference between received payments and book value in non-controlling interest will account in period results. The Company has not restated those acquisitions or dispositions prior to the date of transition.

IFRS 1 requires an entity to apply the requirements of IFRS 10 to account for the loss of control over a subsidiary prospectively. Under Argentine GAAP, the Company recognizes any minority investments held on the equity method at the date the control was lost.

2.3.    Derecognition of financial assets and financial liabilities exception

IFRS 1 requires that a first-time adopter apply the requirements for derecognition of financia assets and liabilities set by IFRS 9 “Financial Instruments” prospectively, for the transactions after January 1, 2017.

2.4.    Classification and measurement of financial assets exception

IFRS 1 requires that an entity shall assess whether a financial asset meets the conditions to be measured at amortized cost or at fair value with changes in other comprehensive results based on the facts and circumstances that exist at January 1, 2017

The other obligatory exemptions in IFRS 1 have not been applied because they are not material to the Company.

3.     Required Conciliations

In addition with the requirements of the T.P. N° 26 and 29 issued by FACPCE, the following are the reconciliations of the shareholders´ equity in accordance with Argentine GAAP and IFRS at March 31, 2017 and January 1, 2017, and the reconciliations of net income, comprehensive income and cash flow for the period ended as March 31, 2017. The Company has considered, in the preparation of the reconciliations, those IFRS that it considers will be applicable for the preparation of its financial statements as of December 31, 2018. The items and figures contained in this note are subject to change and only may be considered final when the annual financial statements for the year in which IFRS are applied for the first time.

The items and amounts included in the reconciliation could be modified to the extent that, when preparing the financial statements as of December 31, 2018, the standards used are different.

36

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

3.1.    Shareholders´ equity reconciliation at January 1, 2017 and March 31, 2017.

		03/31/2017	01/01/2017
Shareholders´ equity under Argentine GAAP for Grupo Supervielle		7,313,429	6,931,551
Loan origination fees and costs	(a)	(75,082)	(68,123)
Intangible assets	(b)	(49,266)	(46,268)
Goodwill	(c)	2,306	-
Transfers of financial assets	(d)	(41,312)	(26,218)
Government securities and other investments	(e)	2,137	(9,485)
Investments in other companies	(f)	3,855	-
Vacation Provision	(g)	(241,203)	(215,361)
Property, Plant and Equipment	(h)	284,098	293,478
Deferred Income tax	(i)	315,072	313,919
Special Termination Arrangements and trajectory bonus	(j)	(307,876)	(290,025)
Customer loyality programs	(k)	(32,198)	(44,091)
Accounting for Guarantees	(l)	(6,833)	(9,111)
Initial Recognition at Fair Value	(m)	(99,113)	(88,463)
Equity Instruments Agreements	(n)	99,450	-
Non-controlling interest about ajustments	(o)	349	3,351
Shareholders´ equity under IFRS for Grupo Supervielle		7,167,813	6,745,154
Non-controlling interest		7,843	100,046
Shareholders´ equity under IFRS		7,175,656	6,845,200

3.2.                       Net income reconciliation for the three-month period ended March 31, 2017.

		03/31/2017
Net income under Argentine GAAP for Grupo Supervielle		381,878
Loan origination fees and costs	(a)	(6,959)
Intangible assets	(b)	(2,998)
Goodwill	(c)	2,306
Transfers of financial assets	(d)	(15,094)
Government securities and other investments	(e)	(3,750)
Vacation Provision	(g)	(25,842)
Property, Plant and Equipment	(h)	(21,105)
Deferred Income tax	(i)	1,153
Special Termination Arrangements and trajectory bonus	(j)	(17,851)
Customer loyality programs	(k)	11,893
Accounting for Guarantees	(l)	2,278
Initial Recognition at Fair Value	(m)	(10,650)
Non-controlling interest about ajustments	(o)	(1,836)
Net income under IFRS for Grupo Supervielle		293,423
Non-controlling interest		6,177
Total net income under IFRS		299,600

37

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

3.3.         Comprehensive income reconciliation for the three-month period ended March 31, 2017.

		03/31/2017
Comprehensive income under Argentine GAAP for Grupo Supervielle		-
Ajustments on Comprehensive Income for application of IFRS 1		(3,997)
Government securities and other investments	(e)	15,372
Property, Plant and Equipment	(h)	11,725
Investments in other companies	(f)	3,855
Deferred Income tax	(i)	(10,833)
Non-controlling interest about ajustments	(o)	(1,166)
Comprehensive income under IFRS for Grupo Supervielle		14,956
Non-controlling interest		920
Total Comprehensive income under IFRS		15,876

3.4.	Net and Comprehensive income for the three-month period ended March 31, 2017.

03/31/2017
Net income under Argentine GAAP for Grupo Supervielle	381,878
Net income under IFRS for Grupo Supervielle	293,423
Comprehensive income under IFRS for Grupo Supervielle	14,956
Total Net and Comprehensive income for Grupo Supervielle under IFRS	308,379

4.	Explanations of the transition to IFRS

(a)	Loan origination fees and costs

Under Argentine GAAP, the Company does not defer loan origination fees and costs.

The Company applied IFRS 9 "Financial Instruments". As a result, assets to be valued at amortized cost accrue interest at the effective rate that includes all commissions and basic points of interest paid for or received by the parties to the contract, transaction costs and any other premium or discount.

The effects of the adjustments required to state such amounts in accordance with IFRS, decrease assets by 68,123 and 75,082 as of January 1, 2017 and March 31, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended March 31, 2017 the adjustment for 6,959 was recognized in the statement of income.

(b)	Intangible assets

According to IFRS, an intangible asset is an identifiable non-monetary asset that does not possess physical substance. In order to be recognized, the Company must have control over it and the asset must generate future economic benefits.

Under Argentine Banking GAAP, the Company capitalizes costs relating to intangible assets that do not meet IFRS requirements for recognition. The adjustment corresponds to the derecognition of these assets and the reversal of accumulated amortization and amortization of the period.

The effects of the adjustments required to state such amounts in accordance with IFRS, decrease assets by 46,268 and 49,266 as of January 1, 2017 and March 31, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended March 31, 2017, a result of (2,306) was recognized in the income statement.

38

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

(c)	Goodwill

The Company has applied the exemption from IFRS 1 for business combinations. As a result, business combinations and acquisitions of non-controlling interests that ocurred prior to January 1, 2017 were not restated and the book value of the goodwill under IFRS at December 31, 2016 is equal to the book value under Argentine GAAP at that date, and amounts to 31,475. Intangible assets under Argentine GAAP that do not qualify for separate recognition under IFRS have not been recognized.

Under Argentine GAAP, the recognized goodwill is amortized over a maximum period of 120 months. In accordance with IFRS, the goodwill is not amortized, but is tested for impairment annually. The goodwill has been tested at the date of transition and no impairment has been recognized. The amortization charge of 2,306 has been adjusted in the income statement.

(d)	Transfers of financial assets

According to the Argentine Banking GAAP, Cordial Compañía Financiera derecognizes the loans portfolio transferred with recourse. In accordance with IFRS 9 "Financial Instruments", it must be analyzed whether it has substantially transferred all the risks and rewards inherent in the ownership of the transferred asset. If the aforementioned is not complied with, the entity will continue to recognize the transferred asset in its entirety, and will recognize a financial liability for the consideration received. In subsequent periods, the entity will recognize any income from the transferred financial asset and any expense incurred on the financial liability.

The Company recognized an asset for the transferred portfolios of 144,198 and 201,481, a liability for the consideration received of 170,416 and 242,794, and an adjustment to unallocated results of 26,218 and 41,312 as of January 1, 2017 and 31 March 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended March 31, 2017 the adjustment of 15,094 was recognized in the income statement.

(e)	Government securities and other investments

According to Argentine Banking GAAP, Grupo Supervielle values its investments in government securities according to the most probable destination of the asset. Instruments included in BCRA´s communications are valued at their market value, while those that are not in the aforementioned communications are valued at cost increased by their internal rate of return.

IFRS 9 "Financial Instruments" establishes an entity should classify its financial assets according to the business model that it uses to manage them and the characteristics of the contractual cash flows. Based on the aforementioned, the Group has classified its investment portfolio into those held for trading, which were valued at fair value through profit and loss and those held for investment, which were valued at fair value with changes in other comprehensive income.

The Company adjusted the value of its investment portfolio at fair value (9,485) and 2,137 at January 1, 2017 and March 31, 2017, respectively. At January 1, 2017, the adjustment was recognized by (2,958) against unallocated results and (6,527) against comprehensive income, while, for the period ended March 31, 2017, the adjustment was recognized in the statement of income. Results by (3,750) and in the statement of comprehensive income by 15,372.

(f)	Investments in other companies

Under IFRS, investments in which the Company has no control or significant influence should be measured at fair value. Under Argentine GAAP those investments are measured at cost value with the limit of the value through the equity metod.

The Company recognized an increase of assets for 3,855 as of March 31, 2017, which, by application of the exception of IFRS 1, was recognized in the other comprehensive income.

39

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

(g)	Vacation Provision

Under IFRS, short-term employee benefits such as vacation, salary and social security contributions are recognized as a liability equivalent to the undiscounted amount that the Company expects to pay for that benefit.

Under Argentine Banking GAAP regulations, the vacation provision was constituted by the amount equivalent to the vacation bonus. The adjustment corresponds to the recognition of the vacation provision for the total amount of the benefit that the Company expects to pay.

As a result, the Company recognized a liability for the outstanding vacation balances of 215,361 and 241,203 as of January 1, 2017 and March 31, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while, for the period ended March 31, 2017, the adjustment was recognized in the income statement by 25,842.

(h)	Property, Plant and Equipment

Through the application of IAS 16 and IAS 40, the Company adopted the revaluation model for its properties and the fair value model for its investment properties. Under Argentine Banking GAAP, these assets were recorded at historical value less accumulated amortization.

As a result, the Company recognized an increase of assets due to the revaluation of its properties of 293,478 and 284,098 as of January 1, 2017 and March 31, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended March 31, 2017, an adjustment was recognized for (21,105) in the income statement and 11,725 in the other comprehensive income.

(i)	Deferred Income tax

Under IFRS, the tax charge for the period includes current and deferred taxes. Current income tax is calculated based on laws approved or substantially approved at the balance sheet date. Deferred tax is recognized under the liability method, due to temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recorded if they arise from the initial recognition of Goodwill; or the initial recognition of an asset or liability in a transaction, other than a business combination, which at the time of the transaction, affects neither the accounting result nor the taxable profit or loss. Deferred tax is determined using tax rates (and laws) approved or about to be approved at the balance sheet date and expected to apply when the corresponding deferred tax asset is realized or the deferred tax liability is settled.

Under Argentine Banking GAAP, Banco Supervielle and Cordial Compañía Financiera (subsidiaries of the Company) recognize the current tax for the year.

The Company recognized a deferred tax credit of 313,919 and 315,072 as of January 1, 2017 and March 31, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended March 31, 2017 the adjustment was recognized in the statement of income by 1,153.

(j)	Special Termination Arrangements and trajectory bonus

Under IFRS, long-term benefits such as Trajectory bonus and special termination arrangements are recognized as a liability equivalent to the discounted amount of the benefit that the Company expects to pay.

Long-term benefits under Argentine Banking GAAP are recognized as payments are made. The adjustment corresponds to the recognition of the provision for rewards and pre-retirements for the discounted amount of the benefit that the Bank expects to pay.

40

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

As a result, the Company recognized a liability corresponding to these arrangements of 290,025 and 307,876 as of January 1, 2017 and March 31, 2017, respectively. As of January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended March 31, 2017, the adjustment was recognized in the statement of income by (17,851).

(k)	Customer loyality programs

As part of customer loyalty programs, the Company has three point accumulation programs based on consumption of debit and credit cards that can then be exchanged for different tourism products or services. The points have a due date, according to the program, after which they can not be exchanged.

In accordance with IFRS 15, the Company establishes a liability based on the fair value of the points issued that are expected to be exchanged by customers. Points to be redeemed are estimated based on the historical redemption behavior of each program. The liability is reduced as the points are exchanged by customers or their due.

As a result, the Company recognized a liability of 44,091 and 32,198 as of January 1, 2017 and March 31, 2017, respectively. As of January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended March 31, 2017, the adjustment was recognized in the income statement by 11,893.

(l)	Accounting for Guarantees

Under IFRS, the financial guarantees granted must initially be recognized at their fair value, which is equivalent to the commission charged in most cases. This amount is subsequently amortized in a straight line over the life of the contract. At each closing, the financial guarantees are measured by the greater of: (i) the value of the outstanding commission at the end of the period and (ii) the best estimate of the amount to be paid to settle the contract discounted to its present value at Period closing.

Under Argentine GAAP the fees charged in the financial guarantee agreements are charged to income at the time they are collected.

The Company recognized a liability corresponding to the reversal of the non-accrued charge of 9,111 and 6,833 as of January 1, 2017 and March 31, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended March 31, 2017 the adjustment was recognized in the statement of income by 2,278.

(m)	Initial Recognition at Fair Value

Under IFRS, the Company must recognize the financial instruments in their initial measurement at their fair value. In the event that the Company originates loans that accumulate an interest rate that is unfavorable, the entity will recognize the loan at its fair value and the difference between that value and the transaction price as a loss in the income statement.

The Company originates some credit card financing that meets the conditions established by the IFRS, as a result the Company recognized a decrease of assets corresponding to the non-accrued negative interest of 88,463 and 99,113 as of January 1, 2017 and March 31, 2017, respectively. At January 1, 2017, the adjustment was recognized against unallocated results, while for the period ended March 31, the adjustment was recognized in the statement of income by 10,650.

(n)	Equity Instruments Agreements

As of March 31, 2017, and in accordance with Note 9 of the Parent Company Financial Statements , the Company had signed a capital contribution agreement subject to approval by the Assembly with its principal shareholder. Under Argentine GAAP, since the shareholder made the contribution in kind, the increase in Net Equity was not recognized since both IGJ and CNV requires that this type of contribution to be made under the common rules of capital increase.

41

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

Under IFRS, a contract to be settled by the entity, delivering a fixed amount of its own equity instruments in exchange for a fixed amount of cash or another financial asset is an equity instrument.

Accordingly, the Company reclassified the liability recognized in its local balance sheet as an increase in shareholders´ equity by 99,450 as of March 31, 2017.

(o)	Non-controlling interest about adjustments

Differences in non-controlling interest include the effect of recording, if applicable, the respective effects of other differences between current accounting standards and IFRS.

42

GRUPO SUPERVIELLE S.A.

SCHEDULE I (Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of March 31, 2017 and December 31, 2016

(Expressed in thousands of pesos)

NAME	03/31/2017		12/31/2016
	CODE	AMOUNT	AMOUNT

HOLDINGS OF TRADING SECURITIES
- Argentine
Argentine Sovereign Bonds U$S 7% Maturity 2017 BONAR X	05436	11,077	20
Argentine Sovereign Bonds U$S 0,75% BONAD 09-2017	05465	21,696	25.137
Argentine Sovereign Bonds U$S 2,4% BONAD 2018	05462	15,024	42.815
Argentine Sovereign Bonds Badlar +275 Vto.2018	05475	8,721	20.511
Argentine Sovereign Bonds AR$ - Maturity 03/11/19	05454	34,683	33.161
Discount Bonds U$S Step – Maturity 2033	40791	152	155
Discount Bonds AR$	45696	263	158
Treasure Bills U$S - Maturity 04/17/2017	05202	38,830	-
Argentine Sovereign Bonds U$S 0,75% BONAD 06-2017	05466	1,040	-
Guaranteed bonds Decree 1579/02 in pesos	02405	107	-
Others		38	3.286
Total holdings of trading securities		131,631	125.243

AMORTIZED COST SECURITIES
- Argentine
Treasure Bills U$S – Maturity 06/16/2017	05207	404,843	-
Treasure Bills U$S – Maturity 09/15/2017	05206	239,453	-
Treasure Bills U$S – Maturity 05/26/2017	05204	121,397	-
Treasure Bills U$S – Maturity 08/25/2017	05205	118,794	-
Treasure Bills U$S – Maturity 12/15/2017	05208	43,268	-
Others		4,071	-
Treasure Bills U$S – Maturity 03/20/2017	05199	-	818.853
Total amortized cost securities		931,826	818.853

SECURITIES ISSUED BY THE ARGENTINE CENTRAL BANK
Central Bank Bills – for repo transactions	Several	2,579,552
Central Bank Bills – at fair value	Several	3,694,472	336.785
Central Bank Bills – at amortized cost	Several	143,439	1.077.268
Total Securities Issued by the Argentine Central Bank		6,417,463	1.414.053

INVESTMENTS IN LISTED CORPORATE SECURITIES
- Domestic	Several	430	1,895
Total Investments In Listed Corporate Securities		430	1,895
TOTAL GOVERNMENT AND CORPORATE SECURITIES		7,481,350	2.360.044

43

GRUPO SUPERVIELLE S.A.

SCHEDULE II (Consolidated)

UNLISTED EQUITY INVESTMENTS

As of March 31, 2017 and December 31, 2016

(Expressed in thousands of pesos)

Name	Shares and Units Class	F,V per unit	Votes per share	Number	03/31/2017	12/31/2016	Main Activity	Year closing date	Capital	Shareholders’ equity	Net income (loss) for the period

Mercado Abierto Electrónico SA (1)	Ord,	1,200	1	2	61	61	OTHER SERVICES	12/31/2015	242	85,710	48,325
SEDESA (1) (2)	Ord,	1	1	38,660	37	39	OTHER SERVICES	12/31/2015	1,000	41,747	13,808
Argencontrol S.A. (1)	Ord,	1	1	20,000	25	25	OTHER SERVICES	12/31/2014	700	2,280	645
Compensadora Electrónica S.A. (1)	Ord,	1	1	21,742	56	54	OTHER SERVICES	12/31/2015	1,000	15,726	11,852
Provincanje S.A. (1)	Ord,	1	1	600,000	684	684	OTHER SERVICES	12/31/2015	7,200	6,047	234
Mendoza Fiduciaria S.A. (1)	Ord,	1,000	1	40	40	40	OTHER SERVICES	09/30/2015	4,000	7,296	(209)
Cuyo Aval S.G.R(1)	Ord,	100	1	100	10	10	OTHER SERVICES	12/31/2015	758	138,451	1,513
Viñas del Monte S.A.	Ord,	10	1	1	2,731	2,731	AGRICULTURAL CROPS	12/31/2014	12	1,808	(2,160)
San Luis Trading S.A. (1)	Ord,	1,000	5	25	51	51	OTHER SERVICES	12/31/2008	675	839	14
SWIFT(1)	Ord,	126	1	9	1	1	COMMUNICATIONS	12/31/2005	50,367	808,393	27,982
Infocred Argentina S.A.	Ord,	1	1	2,127	-	36	OTHER SERVICES	12/31/2011	22,798	6	(31)
Less: Allowances					(231)	(231)
Total					3,465	3,501

(1)Shares do not exceed the 5% of issuing companies’ capital stock, 2) The issuer’s initial capital stock amounts to $1,000,000, 3) No shares are recorded in Garantizar SGR, Campo Aval SGR, Los Grobo SGR, Vínculos SGR, Afianzar SGR. Garantía de Valores SGR, Americana de Valores SGR, Acindar Pymes SGR and AFFIDAVIT SGR because as a whole do not exceed $1.

44

GRUPO SUPERVIELLE S.A.

SCHEDULE III

(Consolidated)

INTANGIBLE ASSETS

As of March 31, 2017 and December 31, 2016

(Expressed in thousands of pesos)

Item	Value at the beginning of fiscal year	Increases	Transfers	Withdrawals	Amortization of the period	Residual Value at 03/31/2017	Residual Value at 12/31/2016

Other intangibles	253,987	23,510	8,133	(2,356)	(30,624)	252,650	253,987

Goodwill	31,475	-	-	(210)	(2,306)	28,959	31,475

TOTAL	285,462	23,510	8,133	(2,566)	(32,930)	281,609	285,462

45

GRUPO SUPERVIELLE S.A.

SCHEDULE IV

(Consolidated)

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of March 31, 2017 and December 31, 2016

(Expressed in thousands of pesos)

CAPTIONS	03/31/2017				12/31/2016
	Total	Euro	Dollar	Others	Total
ASSETS
Cash and Due from Banks	3,926,068	133,826	3,707,629	84,613	3,736,333
Government and corporate securities	1,006,053	-	1,006,053	-	886,997
Loans	6,160,381	3,428	6,156,890	63	5,539,631
Other receivables from financial transactions	270,567	904	269,660	3	158,894
Receivables from financial leases	134,357	-	134,357	-	50,023
Unlisted equity investments	1	1	-	-	1
Miscellaneous receivables	505,355	31	505,320	4	125,785
Unallocated items	4,848	10	4,838	-	3,597
TOTAL	12,007,630	138,200	11,784,747	84,683	10,501,261

LIABILITIES
Deposits	8,391,314	110,297	8,281,017	-	7,402,682
Other liabilities from financial transactions	1,342,961	78,899	1,262,200	1,862	1,180,392
Miscellaneous liabilities	34,871	-	34,871	-	35,313
Subordinated Loan and negotiable obligations	1,358,531	-	1,358,531	-	1,378,757
Unallocated items	1,549	-	1,549	-	12,134
TOTAL	11,129,226	189,196	10,938,168	1,862	10,009,278

MEMORANDUM ACCOUNTS
DEBIT (except from Contra Items)
Contingent	2,809,969	32,211	2,777,758	-	2,309,004
Control	7,481,336	35,751	7,418,502	27,083	5,688,475
Derivatives	-	-	-	-	-
CREDIT (except from Contra Items)
Contingent	242,957	51,840	167,189	23,928	197,267
Derivatives	818	-	818	-	6,587
TOTAL	10,535,080	119,802	10,364,267	51,011	8,201,333

46

GRUPO SUPERVIELLE S.A.

SCHEDULE V

(Consolidated)

PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

As of March 31, 2017 and December 31, 2016

(Expressed in thousands of pesos)

Item	03/31/2017							12/31/2016
	Residual value at the beginning of fiscal year	Additions	Transfers	Withdrawals	Depreciations of the period		Residual value at period closing	Residual value at fiscal year closing
					Assigned useful life years	Amount
PREMISES AND EQUIPMENT
Real State	368,400	-	-	(8,982)	50	(1,977)	357,441	368,400
Furniture and fittings	60,675	2,551	664	-	10	(3,077)	60,813	60,675
Machinery and equipment	169,028	32,420	609	(1,726)	5	(20,902)	179,429	169,028
Vehicles	23,138	1,852	-	(319)	5	(1,701)	22,970	23,138
Vehicles acquired through financial lease	334	-	-	(334)	-	-	-	334
TOTAL	621,575	36,823	1,273	(11,361)		(27,657)	620,653	621,575

MISCELLANEOUS ASSETS
Construction in progress	22,267	8,317	(4,357)	(159)	-	(391)	25,677	22,267
Advances for purchase	249	1,962	-	(26)	-	-	2,185	249
Works of Art	3,455	-	-	-	-	-	3,455	3,455
Assets taken as guarantee for loans	331	-	(7)	-	-	(2)	322	331
Stationery and other supplies	20,449	7,919	7	(10,877)	-	-	17,498	20,449
Other Miscellaneous Assets	378,750	25,332	(5,050)	(33,455)	-	(1,728)	363,849	378,750
TOTAL	425,501	43,530	(9,407)	(44,517)		(2,121)	412,986	425,501

47

GRUPO SUPERVIELLE S.A.

SCHEDULE VI

(Consolidated)

CLASSIFICATION OF TOTAL CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of March 31, 2017 and December 31, 2016

(Expressed in thousands of pesos)

	03/31/2017	12/31/2016
COMMERCIAL PORTFOLIO

Normal situation	19,478,811	18,876,265
-With "A" Preferred Collateral and Counter-guarantees	250,482	552,267
-With "B" Preferred Collateral and Counter-guarantees	2,876,740	2,870,254
- Without Preferred Collateral nor Counter-guarantees	16,351,589	15,453,744

Subject to special monitoring	87,333	9,879
- Under Observation	87,333	9,879
-With "A" Preferred Collateral and Counter-guarantees	30,469	-
-With "B" Preferred Collateral and Counter-guarantees	23,065	4,354
- Without Preferred Collateral nor Counter-guarantees	33,799	5,525

- In negotiation or subject to refinancing	-	-
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	-	-

With problems	5,347	7,857
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	1,048
- Without Preferred Collateral nor Counter-guarantees	5,347	6,809

High risk of insolvency	27,482	33,437
-With "A" Preferred Collateral and Counter-guarantees	-	2
-With "B" Preferred Collateral and Counter-guarantees	12,143	17,545
- Without Preferred Collateral nor Counter-guarantees	15,339	15,890

Uncollectible	2,373	358
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	15	-
- Without Preferred Collateral nor Counter-guarantees	2,358	358

Uncollectible classified as such under regulatory requirements	-	-
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	-	-

TOTAL COMMERCIAL PORTFOLIO	19,601,346	18,927,796

48

GRUPO SUPERVIELLE S.A.

SCHEDULE VI

(Consolidated)

CLASSIFICATION OF TOTAL CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of March 31, 2017 and December 31, 2016

(Expressed in thousands of pesos)

	03/31/2017	12/31/2016
CONSUMER AND HOUSING PORTFOLIO

Normal situation	18,815,908	17,340,955
-With "A" Preferred Collateral and Counter-guarantees	7,516	87,572
-With "B" Preferred Collateral and Counter-guarantees	349,866	320,440
- Without Preferred Collateral nor Counter-guarantees	18,458,526	16,932,943

Low Risk	896,440	755,035
-With "A" Preferred Collateral and Counter-guarantees	807	2,675
-With "B" Preferred Collateral and Counter-guarantees	21,436	14,355
- Without Preferred Collateral nor Counter-guarantees	874,197	738,005

Medium Risk	579,784	508,868
-With "A" Preferred Collateral and Counter-guarantees	159	378
-With "B" Preferred Collateral and Counter-guarantees	2,228	5,620
- Without Preferred Collateral nor Counter-guarantees	577,397	502,870

High Risk	543,767	484,822
-With "A" Preferred Collateral and Counter-guarantees	60	-
-With "B" Preferred Collateral and Counter-guarantees	1,748	2,059
- Without Preferred Collateral nor Counter-guarantees	541,959	482,763

Uncollectible	16,117	19,770
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	30
- Without Preferred Collateral nor Counter-guarantees	16,117	19,740

Uncollectible classified as such under regulatory requirements	1,113	804
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	1,113	804

TOTAL CONSUMER AND HOUSING PORTFOLIO	20,853,129	19,110,254

TOTAL GENERAL	40,454,475	38,038,050

Schudule VI includes the classification of loans, other receivables from financial transactions included in the debtor classification regulations and receivables from financial leases, before the deduction for allowance for loan losses, using the classification system of the Argentine Central Bank in effect at year-end. Guarantees granted are not included in this schedule.

49

Parent Company Financial Statements

For the three-month period ended

March 31, 2017, presented on comparative basis

50

GRUPO SUPERVIELLE S.A.

Unaudited Balance Sheet

As of March 31, 2017 and December 31, 2016

(Expressed in thousands of pesos)

	03/31/2017	12/31/2016
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 3.1)	3,884	4,050
Short-term investments (Schedule I)	668,237	830,955
Tax credits (Notes 3.2 y 4)	40
Other receivables (Notes 3.2 y 4)	21,884	13,147
TOTAL CURRENT ASSETS	694,045	848,152

NON-CURRENT ASSETS
Tax credits (Notes 3.2 y 4)	11,688	11,133
Other receivables (Notes 3.3 y 4)	3,895	4,630
Long-term investments (Schedule I)	6,738,032	6,234,535
TOTAL NON-CURRENT ASSETS	6,753,615	6,250,298
TOTAL ASSETS	7,447,660	7,098,450

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Notes 3.4 and 4)	2,126	671
Financial indebtedness (Notes 3.5 and 4)	988	137,833
Taxes payables (Notes 3.6 and 4)	1,201	2,802
Other accounts payable (Notes 3.7 and 4)	107,205	2,723
TOTAL CURRENT LIABILITIES	111,520	144,029

NON CURRENT LIABILITIES
Financial indebtedness (Notes 3.5 and 4)	22,711	22,870
TOTAL NON-CURRENT LIABILITIES	22,711	22,870
TOTAL LIABILITIES	134,231	166,899
SHAREHOLDERS’ EQUITY	7,313,429	6,931,551
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,447,660	7,098,450

The accompanying Notes and Schedules are an integral part of these financial statements.

51

GRUPO SUPERVIELLE S.A.

Unaudited Memorandum Accounts

As of March 31, 2017 and December 31, 2016

(Expressed in thousands of pesos)

	03/31/2017	12/31/2016
Granted guarantees	-	2,500
Foreign currency forward contracts (Note 11)	-	-
Guarantees received from directors	60	60

The accompanying Notes and Schedules are an integral part of these financial statements.

52

GRUPO SUPERVIELLE S.A.

Unaudited Income Statement

For the three-month periods ended March 31, 2017 and 2016

(Expressed in thousands of pesos)

	03/31/2017	03/31/2016
Equity in earnings of controlled companies	346,046	213,953
Administrative expenses (Note 6 and Schedule III)	(18,003)	(7,417)
Other income, net (Note 3.9)	15,601	8,468
Financial results, net (Note 3.8)
- Generated by assets	42,643	3,249
- Generated by liabilities	(4,409)	(43,577)
Income before income tax	381,878	174,676
Income tax (Note 8)	-	-
NET INCOME FOR THE PERIOD	381,878	174,676

The accompanying Notes and Schedules are an integral part of these financial statements.

53

GRUPO SUPERVIELLE S.A.

Unaudited Statement of Changes in Shareholders’ Equity

For the three-month periods ended March 31, 2017 and 2016

(Expressed in thousand of pesos)

Item	Owners’ contributions			Cumulative results			Total shareholders’ equity
	Capital stock	Paid-in capital	Sub-total	Legal reserve	Optional reserve	Retained earnings
Balances as of December 31, 2015	248,970	91,543	340,513	24,897	1,334,191	674,109	2,373,710
Net income for the period						174,676	174,676
Balances as of March 31, 2016	248,970	91,543	340,513	24,897	1,334,191	848,785	2,548,386

Item	Owners’ contributions			Cumulative results			Total shareholders’ equity
	Capital stock	Paid-in capital	Sub-total	Legal reserve	Optional reserve	Retained earnings
Balances as of December 31, 2016	363,777	3,248,435	3,612,212	49,794	1,958,241	1,311,304	6,931,551
Net income for the period						381,878	381,878
Balances as of March 31, 2017	363,777	3,248,435	3,612,212	49,794	1,958,241	1,693,182	7,313,429

The accompanying Notes and Schedules are an integral part of these financial statements.

54

GRUPO SUPERVIELLE S.A.

Unaudited Statement of Cash Flow (Note 12)

For the three-month periods ended on March 31, 2017 and 2016

(Expressed in thousand of pesos)

	03/31/2017	03/31/2016
CHANGES IN CASH
Cash and cash equivalents at the beginning of the year	835,005	22,042
Cash and cash equivalents at the end of the period (Note 12)	672,121	178
Net increase in cash and its equivalents	(162,884)	(21,864)

Cash flow from operating activities
Operating expenses paid	(24,043)	(7,459)
Dividends received	1,313	133,330
Other operating income received / (expenses paid)	17,942	60,472
Net cash (used in) / provided by operating activities	(4,788)	186,343
Cash flow from investing activities
Proceeds from sales of subsidiaries	40,814	1,322
Investments in subsidiaries	(100,000)	-
Net cash (used in) / provided by investing activities	(59,186)	1,322
Cash flow from financing activities
Net cash used in loans and negotiable obligation	(141,411)	(210,152)
Net cash used in financing activities	(141,411)	(210,152)
Net financial income from holdings of cash and cash equivalents	42,501	623
Net increase in cash and its equivalents	(162,884)	(21,864)

The accompanying Notes and Schedules are an integral part of these financial statements.

55

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

1.	BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

1.1.  Preparation of Financial Statements

These financial statements are expressed in Argentine pesos, and have been prepared in accordance with disclosure and valuation accounting standards set by Technical Pronouncements issued by the Argentine Federation of Economy Sciences Professional Councils, passed by the Economy Sciences Professional Council of the Autonomous City of Buenos Aires, in line with provisions set forth by the National Securities Commission, Title IV, Chapter I, Section I, Article 2, on accounting standards applied by Banco Supervielle S.A’s and Cordial Compañía Financiera S.A.’s subsidiaries.

1.2.  Recognition of the effects of inflation

The Group’s financial statements recorded changes in its currency purchasing power as of August 31, 1995. As from such date and until December 31, 2001, the inflation adjustment of financial statements was interrupted as a result of a currency stability period. From January 1, 2002 to March 1, 2003, inflation effects were recorded once again as a result of a new inflation period, having interrupted the inflation adjustment as from said date, pursuant to Decree N° 664/03 issued by the National Executive Power (NEP) and valid professional accounting standards applicable in such moment.

Argentine professional accounting standards establish that financial statements shall be drawn up including changes in the currency purchasing power pursuant to Technical Pronouncements (T.P.) N° 6 y N° 17, with amendments included by T.P. N° 39 and Interpretation N° 8, standards issued by the Argentine Economy Sciences Professional Council. Pursuant to such standards, the application of inflation adjustments shall become effective within an inflation context, which is featured, among other things, by the existence of an accrued inflation rate over a three-year period or exceeding the 100%, to which ends, the Internal Whole Sale Price Index released by the National Statistics and Census Institute shall be considered. Once such rate is reached, all relevant financial statements shall be re-expressed as from the moment in which such adjustment was interrupted.

As of March 31, 2017, its not possible to determine the compounded rate of inflation for the three year period ended on such date, based on official statistics from the Statistics and Census National Institute (“INDEC”), because between October 2015 and January 2016, this agency discontinued the Internal Wholesale Price Index publication.

On January 8, 2016, Executive Branch issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. During this state of emergency, the INDEC has suspended and will suspend publication of certain statistical data until it completes a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information.

As of balance sheet date, management evaluated that within this environment, the inflation threshold set by Argentine professional accounting standards, had not been reached, and in consequence, no inflation adjustment has been applied to Financial Statements.

However, in the recent past years, certain macroeconomic indicators have suffered significant fluctuations, a fact that must be considered when assessing and interpreting the financial condition and performance as shown in these Financial Statements.

56

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

1.3.  Comparative information

Balances as of December 31, 2016 and over the three-month period ended on March 31, 2016, disclosed in these financial statements to comparative purposes result from financial statements as of such dates.

1.4.  Use of estimates

The preparation of financial statements as of certain date requires the Group’s Management to carry out estimates and evaluations that affect the amount of recorded assets and liabilities and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded in the fiscal year. The Group’s management prepares estimates that enable it to calculate at a certain moment, for example, provisions for uncollectable debtors, recoverable value of assets, income tax burden and contingency provisions. Real future results might differ from estimates and evaluations carried out at the date of preparation of these financial statements.

2.	MAIN VALUATION CRITERIA

2.1.  Assets and liabilities to be settled in pesos

Assets and liabilities pending settlement in pesos are stated at their nominal values, contemplating, where applicable, interest and components accrued at the end of each period/fiscal year, which were expensed against income for each period/fiscal year. As for receivable and payable balances without related interest rate or without financial set-off, they have been kept at their nominal values which not differ significantly from discounted values.

The receivable originated by the sale of Adval S. A. have been discounted applying the market rate utilized for similar operations.

2.2.  Assets and liabilities to be settled in foreign currency

Assets and liabilities in foreign currency were recorded at the applicable rates of exchange in force at the close of operations on the last business day of each fiscal year/period, and, when applicable, accrued interests and financial components were recorded as of such dates, being expensed against income for each period. As for receivable and payable balances without related interest rate or without financial set-off, they have been kept at their nominal values which not differ significantly from discounted values. Exchange rate differences were expensed against income for each period.

2.3.  Investments

Short-term investments

Argentine Government Securities: As of March 31, 2017 and December 31, 2016 the Group did not record any holding.

Mutual Fund Investments: As of March 31, 2017 and December 31, 2016 such investments were valued at the unit price in force on the last business day of the period/year.

Long-term investments

As of March 31, 2017 and December 31, 2016, shares in Banco Supervielle S.A. and Cordial Compañía Financiera S.A. have been valued applying the equity method over financial statements on such dates. These financial statements have been drawn up pursuant to accounting standards set by the Argentine Central Bank, which differ from professional accounting standards in certain respects mentioned in Note 4 on the consolidated financial statements.

57

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

Supervielle Seguros S.A’s financial statements have been drawn up pursuant to accounting standards set by National Insurance Superintendence, which differ in fiscal year closing date, which is June 30 of each year, and in certain respects from professional accounting standards. Shares in Supervielle Seguros S.A. as of March 31, 2017 and December 31, 2016 have been valued applying the equity method over financial statements over the same period regarding Grupo Supervielle S.A.’s financial statements.

As of March 31, 2017 and December 31, 2016, shares in Sofital S.A.F. e I.I., Supervielle Asset Management S.A., Tarjeta Automática S.A. and Espacio Cordial de Servicios S.A. have been valued applying the equity method over financial statements on such dates (See Note 6).

Financial statements of Banco Supervielle SA, Cordial Compañía Financiera S.A., Sofital S.A.F.e I.I, Supervielle Asset Management S.A., Tarjeta Automática S.A. and Espacio Cordial de Servicios S.A. utilized for the calculation of their respective proportional shareholders’ equity value cover the same period regarding the Group’s financial statements.

As of December 31, 2016, financial statements of Cordial Microfinanzas S.A. utilized for the calculation of their respective proportional shareholders’ equity value cover the same period regarding the Group’s financial statements (See Note 6).

2.4.  Intangible Assets

Goodwill:

As of March 31, 2017 and December 31, 2016 goodwill has been valued at cost. Goodwill is amortized by applying a straight-line method, as from its inclusion in the Group’s Shareholders’’ equity according to its assigned useful life.

This item includes the excess of the acquisition cost over the value assigned to the 5% of shares in Cordial Compañía Financiera S.A. and the 95% of shares in Supervielle Seguros S.A.

2.5.  Premises and equipment

As of March 31, 2017 and December 31, 2016, fixed assets were fully depreciated.

2.6.  Other receivables and liabilities

Receivables and liabilities have been valued at their nominal value plus financial results accrued as of each fiscal year closing. Such resulting values do not differ significantly from those recorded by applying existing accounting standards, which establish that they are to be valued at their best possible estimated receivable or payable amount, respectively, discounted by utilizing a certain rate that shows the time value of the money and specific risks involved in the estimated operation at the moment of its inclusion in assets and liabilities respectively.

Banking and financial debts have been valued in accordance with the amount of money received, net of transaction costs, plus accrued financial results based on the return interest rate estimated upon initial recognition.

2.7.  Shareholders’ equity

Accounts included in this item are re-expressed in a uniform currency, pursuant to specifications set forth in Note 1.2, except from “Capital Stock”, which has been kept at its nominal value. The adjustment resulting from such re-expression was capitalized on June 8, 2009.

The paid-in capital increase is net of expenses related to the Company’s initial public offering.

58

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

2.8.  Profit and Loss Accounts

Profit and loss accounts were stated in nominal currency, except for charges for results produced by permanent investments in companies, which were determined – as from their inclusion date – following the proportional net worth value method applied on the issuers’ last financial statements as of period closing.

2.9.  Cash Flow

Total cash in “Cash and due from banks” and “Investments”, with residual term not exceeding 90 days are considered cash and cash equivalents.

3.	BREAKDOWN OF MAIN ITEMS OF BALANCE SHEET AND INCOME STATEMENT

	03/31/2017	12/31/2016
3.1 Cash and due from banks:
Petty cash	2	3
Banco Supervielle S.A. current account in pesos	492	547
Banco Galicia S.A. current account in pesos	2	1
Banco de Servicios y Transacciones S.A. current account in pesos	10	12
Banco Comafi S.A. current account in pesos	-	2
Banco Itaú	5	2
Exprinter International Bank (Schedule II)	74	76
JP Morgan Chase Bank (Schedule II)	3,299	3,407
	3,884	4,050

3.2 Tax credits:
Current:
Social Charges Withholdings	40	-
	40	-

Non-current:
Income Tax Withholdings	10,143	9,588
Income Tax credit balance	1,545	1,545
Minimum Presumed Income Tax	2,869	2,869
Law 25.413- Banking transfers tax	10,066	9,941
Less: allowances	(12,935)	(12,810)
	11,688	11,133

3.3 Other receivables:
Current:
Service Debtors	5,844	9,705
Receivable from the sale of stock	786	667
Insurance prepaid	2,525	2,525
Providers advances	-	1
Retirement insurance contributions	12,696	-
Payroll advances	33	249
	21,884	13,147

Non-Current:
Receivable from the sale of stock	949	1,053
Insurance prepaid	2,946	3,577
	3,895	4,630

59

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

	03/31/2017	12/31/2016
3.4 Trade accounts payable:
Current:
Providers	2,126	671
	2,126	671
3.5 Financial indebtedness:
Current:
Negotiable Obligations	988	137,833
	988	137,833

Non-Current:
Negotiable Obligations	22,711	22,870
	22,711	22,870

3.6 Taxes payable:
Current:
Payable VAT	533	2,295
Payable Turnover Tax	393	392
Payable Income Tax Withholding	275	115
	1,201	2,802

3.7 Other accounts payable:
Current:
Payable salaries and bonuses	7,755	2,723
Equity Instruments Agreements	99,450	-
	107,205	2,723

	03/31/2017	03/31/2016
3.8 Financial results
Generated by assets
Exchange rate difference	(103)	17
Results from mutual fund holding	36,433	606
Results from Government Securities holding	-	23
Financial results from the sale of stock	142	183
Interest from time deposits	6,171	-
Results from forward operations in foreign currency (Note 11)	-	2.420
	42,643	3.249

Generated by liabilities
Exchange rate difference	(1)	(4)
Financial debt interest	(4,408)	(39.895)
Argentine financial institutions’ financing interest	-	(3.678)
	(4,409)	(43.577)

3.9 Other income and expenses
Subsidiaries’ advisory fees (Note 10)	13,530	6.657
Royalties charged on subsidiaries (Note 10)	1,805	1.688
Third parties’ advisory fees (Note 10)	391	378
Tax credit provision	(125)	(255)
	15,601	8.468

60

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

4.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of March 31, 2017 is as follows:

	Tax credits	Other receivables	Trade accounts payable	Financial indebtedness	Taxes payables	Other accounts payable
To mature:
1st, Quarter	40	6,756	2,126	988	1,201	107,205
2nd, Quarter	-	861	-	-	-	-
3rd, Quarter	-	740	-	-	-	-
4th, Quarter	-	13,527	-	-	-	-
Over a year	11,688	3,895	-	22,711	-	-
Subtotal to mature:	11,728	25,779	2,126	23,699	1,201	107,205
Matured term	-	-		-	-	-
Total	11,728	25,779	2,126	23,699	1,201	107,205
At fixed rate	-	1,735	-	-	-	100,055
At floating rate	-	-	-	23,100	-	-
Do not accrue interest	11,728	24,044	2,126	598	1,201	6,570
Total	11,728	25,779	2,126	23,698	1,201	106,625

5.	RESTRICTED ASSETS

As of March 31, 2017 and December 31, 2016, the Group does not hold restricted assets.

6.	COMPANIES UNDER SECT. 33 OF CORPORATE LAW No. 19,550 AND OTHER RELATED COMPANIES

As of March 31, 2017 and December 31, 2016, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its financial statements:

Company	Condition	Legal Address	Main Activity	Direct interest in Capital Stock		Indirect interest in Capital Stock
				03/31/2017	12/31/2016	03/31/2017	12/31/2016
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, CABA	Commercial Bank	96.23%	96.23%	99.87% (1)	98.23% (1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, CABA.	Financial Company	5.00%	5.00%	99.87%	98.32%
Tarjeta Automática S.A. (2)	Controlled	Bartolomé Mitre 434, 5º Piso, Ala Este, CABA	Credit Card	87.50%	87.50%	99.98%	99.78%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, 3° Piso, Ala Este, CABA	MTF Managing Agent	95.00%	95.00%	100.00%	100.00%
Cordial Microfinanzas S.A. (2)	Controlled	Reconquista 320,1° Piso, CABA	Micro-finances	-	87.50%	-	99.78%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, 4° piso, CABA	Financial operations and administration of securities	96.80%	95.03%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719, 1° Piso, Ciudad de Mendoza	Trading of products and services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A	Controlled	Reconquista 320, 1° Piso, CABA	Insurance Company	95.00%	95.00%	100.00%	100.0%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99.84% as of 03/31/17 and 98.21% as of 12/31/16.
(2)	Interest in Cordial Microfinanzas S.A. and Tarjeta Automática S.A. were made effective within the framework of standards for Complementary Services of the Financial Activity set by the Argentine Central Bank, through Communication “A” 5700, which modified Computable Equity Responsibility by requiring interest deductions in credit, debit card issuers and similar products, with gradual application as from June 2015.

61

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

On November 9, 2012, the Group placed an offer to Banco Supervielle S.A. for the acquisition of rights resulting from irrevocable contributions on account of future capital stock increases made by Banco Supervielle S.A. in Viñas del Monte S.A., corporation in which Grupo Supervielle S.A. already held a 1% shares over its capital stock.

Later, on November 14, 2012, the transfer of rights was made effective and the Group paid an agreed upon price of 4,520. On March 6, 2014, Viñas del Monte S.A. capitalized said amount, which is pending of registration before the Legal Persons Authority of Mendoza Province.

On September 24, 2015, Grupo Supervielle S.A. and Sofital S.A.F. e I.I. made capital contributions in Viñas del Monte S.A., for an amount equivalent to 3,530 and 470, respectively. Upon the approval of such capital increase, the Entity will record 94.80% capital holding in Viñas del Monte S.A.

On June 30, 2015, Grupo Supervielle S.A. made capital contributions in Espacio Cordial de Servicios S.A. and Cordial Microfinanzas S.A., for an amount equivalent to 15,200 and 9,625, thus producing final holding for the Group of 12,219,472 and 1,273 ordinary, nominative non-endorsable shares, respectively.

On April 29, 2016, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañia Financiera for an amount of 1,250 and 23,750 respectively.

On May 31, 2016 and June 3, 2016, Grupo Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Banco Superveille for an amount of 1,453,000 y 780,000 respectively. On September 22, 2016, the Bank held an Extraordinary Shareholders' meeting in which it resolved to capitalize said contributions by increasing the capital stock in 182,143 with an issue premium of 2,050,857.

On May 31, 2016 and June 16, 2016, Grupo Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 7,000 each. On October 24, 2016 CCF held an Extraordinary Shareholders' meeting by which it resolved to accept such contributions for the total amount of 305,000 million under the terms established in the respective agreements for the irrevocable contribution of capital, to increase the capital stock in the amount of 31,370 increasing it from 72,996 to 104,366, and issue 31,370,057 ordinary, non-endorsable nominative shares with a nominal value of $ 1 each and entitled to one vote per share.

As of February 17, 2017, Grupo Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 5,000. On March 22, 2017 CCF held an Extraordinary Shareholders' meeting by which it resolved to accept such contributions and increase the capital stock in the amount of 19,348 with a paid in capital from 80.652.

As of March 27, 2017, Grupo Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Banco Supervielle S.A. for an amount of 95,000. On May 4, 2017 Banco Supervielle S.A. held an Ordinary and Extraordinary Shareholders' meeting by which it resolved to accept such contributions and increase the capital stock in the amount of 4,594 with a paid in capital from 90.406.

As of March 20, 2017, Grupo Supervielle S.A. with its subsidiary Banco Supervielle S.A. accepted a purchase offer received on all the shares of Cordial Microfinanzas S.A. carried out by Ciudad Microempresas S.A., a company whose shareholders are Corporación Buenos Aires Sur and Banco Ciudad de Buenos Aires. The transaction was carried out on March 31, 2017 for a total value of 46,500, of which 40,688 correspond to the Entity.

62

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

The following describes Controlled Companies’ Shareholders’ equity and Results:

As of March 31, 2017 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A.	59,664,862	53,452,858	6,212,004	246,046
Cordial Compañía Financiera S.A.	5,786,696	4,984,092	802,604	47,744
Tarjeta Automática S.A.	180,142	153,889	26,253	6,824
Supervielle Asset Management S.A.	151,100	46,402	104,698	25,312
Cordial Microfinanzas S.A.	-	-	-	-
Sofital S.A. F. e I.I.	363,981	676	363,305	6,873
Espacio Cordial de Servicios S.A.	222,789	116,006	106,783	17,759
Supervielle Seguros S.A.	523,913	226,970	296,943	187,234

As of December 31, 2016 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A.	48,730,638	42,859,679	5,870,959	925,349
Cordial Compañía Financiera S.A.	4,887,274	4,232,418	654,856	65,883
Tarjeta Automática S.A.	138,559	119,130	19,429	227
Supervielle Asset Management S.A.	118,754	39,369	79,385	77,441
Cordial Microfinanzas S.A.	206,763	168,272	38,492	10,309
Sofital S.A. F. e I.I.	141,204	444	140,760	40,800
Espacio Cordial de Servicios S.A.	229,800	140,776	89,024	43,541
Supervielle Seguros S.A.	461,675	212,418	249,257	139,547

As of March 31, 2017 and December 31, 2016, balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	03/31/2017	12/31/2016
Current Assets
Cash and due from banks
Banco Supervielle S.A. Current Account in pesos	492	547
	492	547
Other receivables
Banco Supervielle S.A.	4,858	8,741
Cordial Compañía Financiera S.A.	874	896
Espacio Cordial de Servicios S.A.	112	68
	5,844	9,705

Liabilities
Current Liabilities
Trade account payables
Banco Supervielle S.A.	196	391
	196	391

63

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

As of March 31, 2017 and 2016, results with Grupo Supervielle S.A‘s controlled are as follows:

Results
Other Income	03/31/2017	03/31/2016
Banco Supervielle S.A.	12,045	5,700
Cordial Microfinanzas S.A.	732	281
Sofital S.A.F.e I.I.	15	15
Supervielle Asset Management S.A.	129	102
Tarjeta Automática S.A.	39	33
Viñas del Monte S.A.	3	3
Cordial Compañía Financiera S.A.	2,166	2,031
Espacio Cordial de Servicios S.A.	206	180
	15,335	8,345

Administrative expenses
Rent – Banco Supervielle S.A.	(519)	(373)
Bank expenses – Banco Supervielle S.A.	(18)	(10)
Legal and accounting consultancy services	(288)	-
	(825)	(383)

Financial Results
Generated by Liabilities
Interest paid in advance in current account– Banco Supervielle S.A.	(20)	(3,678)
	(20)	(3,678)

7.	GRANTED GUARANTEES

On September 20, 2010, Cordial Microfinanzas S.A. entered into a financing agreement with FONCAP S.A., by means of which Grupo Supervielle is guarantor of a total amount of 1,000.

On January 2, 2013, Cordial Microfinanzas S.A. was granted a financial loan by Banco Santander Río for a total amount of 1,500, where Grupo Supervielle S.A. acted as joint guarantor and main payer of the obligation moneys of the first in favor of the second.

As of March 31, 2017, the guarantees mentioned were not effective as indicated in Note 6.

8.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Group recognizes income tax pursuant to the deferred tax method; thus recognizing temporary differences between accounting and tax assets and liabilities measurements. In order to determine deferred assets and liabilities, identified temporary differences and tax losses have been applied the tax rate expected to be in force upon their reversal or utilization, pursuant to legal standards in force upon these financial statements issuance date.

64

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

The following is the conciliation between the tax applied on results as of March 31, 2017 and 2016 and the one to be produced after applying the relevant tax rate on the accounting result (Before the tax):

	03/31/2017	03/31/2016
Income before income tax	381,878	174,676
Tax Rate in Force	35%	35%
Income before income tax at tax rate	133,657	61,137
Permanent differences (at tax rate):
Result of equity investments	(121,116)	(74,921)
Non deductible amortizations	37	37
Tax loss carryforward for the period (*)	12,578	(13,747)

(*)As of December 31, 2016, the Group has not recognized the asset from the tax loss for not being able to assure that the same would be compensated in full with future taxable profits. As of March 31, 2017, tax loss for the period was offset against previous year´s losses.

Additionally, minimum presumed income tax is determined by applying the 1% tax over computable assets as of fiscal year closing. This tax complements income tax.

The Group’s tax obligation in the fiscal year will coincide with the highest amount of both taxes. However, if, in a fiscal year, the minimum presumed income tax exceeds income tax, such excess may be recorded as a down-payment of any income tax excess over the minimum presumed income tax that might be produced in any of the following ten fiscal years.

9.	CAPITAL STOCK

As of March 31, 2017 the corporate capital stock is the following:

Capital Stock	Nominal Value	Approved by
Capital stock as of 12/31/2015	248,970
Increase in Capital Stock	114,807	Shareholders’ meeting held on October 7, 2015 and minutes of subdelegados on May 18 and 24, 2016
Capital stock as of 12/31/2016 and 03/31/2017	363,777

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

On December 27, 2012, the Group’s Shareholders’ General Meeting decided to convert 1,600,000 class B ordinary shares on equal number of preferred shares that accounted for the 1.2853% of the Group’s capital stock. Preferred shares enable a non-cumulative preferred dividend of $2 (two pesos) per share, adjustable by Badlar rate informed by the Argentine Central Bank as of December 31 of each year. Preferred shares may be redeemed by the Group, prior to the Shareholders’ Meeting decision.

On October 7, 2015, the Group’s General Assembly Meeting passed a 124,485 capital stock increase through the issuance of 63,369,094 Class A ordinary shares for a nominal value of $1; 59,516,170 Class B ordinary shares for a nominal value of $1 and 1,600,000 preferred shares. Over the course of such Meeting, it was also decided to modify the issuance conditions of preferred shares, granted the holder the option to convert such shares in the same number of Class B ordinary shares. Said option was finally exercised by its holder and informed to the Group on January 5, 2016, thus settling 3,200,000 preferred shares and issuing the same number of Class B ordinary shares at a nominal value of $1.

Moreover, aforementioned shareholders’ meeting, decided to ask for authorization to make an initial public offering of Class B shares, for its listing and trading on markets regulated by the Mercado de Valores de Buenos Aires S.A.,

65

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

the United States Securities and Exchange Commission, and a capital increase for up to 96,000,000 new class B ordinary shares to be offered. Notwithstanding that, a capital increase for up to 192,000,000 shares was approved.

The public offering in Argentina was authorized by the National Securities Commission by means of Resolution Number. 18,023 dated April 14, 2016, and amended by Resolution Number 18,033 dated April 21, 2016.

The public bid of ordinary shares ende don May 18, 2016. 127,500,077 ordinary shares were assigned, and delivered by issuing 95,682,077 new class B shares and by 31,818,000 shares sold by existing shareholders of the Company, all shares with a nominal value of Ps. 1.00 and one vote per share. The price was set at USD 2.20 per share, or USD 11.00 per American Depositary Share (ADS), whith each ADS representing 5 shares.

Moreover, as of May 26, 2016, the international underwriters excersiced the over allotment option for 19,125,010 class B ordinary shares of nominal value Ps. 1.00 each and one vote per share, which were issued on May 27, 2016.

The issuance of new class B ordinary shares for 95,682,077 and 19,125,010 makes a total capital increase of 114,807,087.

Since that date, the Company’s capital stock is represented by 126,738,188 ordinary class A shares, of nominal value Ps. 1.00 and 5 votes per share, and 237,039,427 ordinary class B shares, of nominal value Ps. 1.00 and 1 vote per share.

As of March 28, 2017, the shareholder Julio Patricio Supervielle promised to make a contribution in kind of 7,672,412 shares of Sofital S.A.F. e I.I.. On April 27, 2017, the General Shareholders' Meeting resolved to capitalize the said contribution, increasing the capital stock by up to 8,032, through the issuance of 8,032,032 Class B common shares entitled to one vote per share.

10.	GROUP’S REVENUES

Grupo Supervielle S.A.’s main activity is the investment in other companies. Its earnings come mainly from dividends received from said companies and from income generated by financial assets. In relation to dividends received, there are certain restrictions to the distribution of dividends in some subsidiaries, disclosed on Note 6 to the consolidated financial statements.

On December 1, 2008 and January 16, 2010, the Group entered into, with Banco Supervielle S.A., a professional service contract by means of which the Group commits itself to rendering financial, strategic and commercial advisory services aimed at the search and generation of new business and the expansion of existing ones. Additionally, the Group entered into similar agreements with Tarjeta Automática S.A., Cordial Microfinanzas S.A., Adval S.A., Supervielle Asset Management S.A., Sofital S.A.F. e I.I. and Viñas del Monte S.A, in force as from January 1, 2009 and with Cordial Compañía Financiera S.A. in force as from August 1, 2011 and with Espacio Cordial de Servicios S.A. on December 26, 2013. As of March 31, 2017 and 2016 incomes resulting from such advisory services amounted to 13,530 and 6,657 respectively.

In 2013, the Group and Espacio Cordial de Servicios S.A., Cordial Compañía Financiera S.A. and Cordial Microfinanzas S.A. entered into agreements aimed at the granting of licenses for the utilization of certain brands on behalf of the Group, with the purpose of promoting the commercialization of products and services rendered by the already mentioned companies. Such agreements account for incomes for 1,805 and 1,688 for the Group as of March 31, 2017 and 2016, respectively.

On May 26, 2014, the Group entered into a call center service agreement with CAT Technologies Argentina S.A. for an unspecified term. Recorded incomes as of March 31, 2017 and 2016 amounted to 391 and 378, respectively.

The contracts entered into with Cordial Microfinanzas were not effective as of March 31, 2017, as indicated in Note 6.

66

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

11.	DERIVATIVES

As of March 31, 2017 and December 31, 2016 no operations underway related to this type of derivatives are recorded.

As of March 31, 2017 were not results derived from derivative instruments. Net results derived from derivative instruments for the period ended March 31, 2016 were a gain of 2,420.

12.	STATEMENT OF CASH FLOW

Total cash in Cash and due from banks and Investments, not exceeding 90 days recorded are considered cash and equivalent of cash as specified below:

	03/31/2017	03/31/2016
Cash and due from Banks	3,884	170
Short term Investments	668,237	8
Cash and cash equivalents	672,121	178

Conciliation between balances of Balance Sheet and items considered Cash and cash equivalents:

Items	03/31/2017	03/31/2016
Cash and due from banks
As per Balance Sheet	3,884	170
As per Statement of Cash Flow	3,884	170
Short-term investments
As per Balance Sheet	668,237	8
Government securities not considered cash equivalent	-	-
As per Statement of Cash Flow	668,237	8

13.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In pursuance of Communication “A” 5635, Banco Supervielle S.A. and Cordial Compañía Financiera S.A. submitted to the Argentine Central Bank its own Implementation Plan for the convergence towards IFRS in force at the March 31, 2015, passed by the Board of Directors on March 11, 2015. The Board is responsible for compliance with the Plan. This Plan contemplates: Designation of a head and deputy coordinator, a working group composed of the involved areas, design of a training plan as well the communication of the same, the coordination with the Management of related companies in which controlled permanent investments are maintained and in which there is significant influence. At the date of these financial statements, all these aspects were satisfactorily accomplished.

Additionally Banco Supervielle S.A. and Cordial Compañía Financiera S.A. prepared the reconciliation of assets and liabilities valued according to IFRS required by Communication “A” 5844, submitted to the Argentine Central Bank as of September 30, 2015, March 31, 2016 and September 30, 2016 with the data at June 30, 2015, December 31, 2015 and June 30,2016, respectively.

As of the date of these Financial Statements, the Company is developing the implementation of the convergence plan towards IFRS, at the same time advances in the coordination of tasks with the subsidiary companies so as to work together and with the same execution times. (See Note 22 to the unaudited consolidated financial statements).

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GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of March 31, 2017 presented on comparative basis

(Expressed in thousands of pesos)

14.	EARNINGS PER SHARE

The following is the earning per share composition for period ended March 31, 2017 and 2016:

	03/31/2017	03/31/2016
Net income for the year	381,878	174,676
Weighted average of issued common shares	363,777	248,830
Weighted average of diluted common shares	363,777	248,971
Earnings per common share (pesos per share):
- Basic	1.05	0.70
- Diluted	1.05	0.70

68

GRUPO SUPERVIELLE S.A.

SCHEDULE I

Long-term investments

As of March 31, 2017 and December 31, 2016

(Expressed in thousands of pesos)

	Class	Market Value / Nominal	Number	Issuer’s information as of December 31, 2016			Book value at 03/31/2017	Book value at 12/31/2016
				Main Activity	Capital Stock	Shareholders’ equity
Short-term investments:
Mutual Funds	Premier Renta Plus in plesos Class A	5.19	41,757,897	-	-	-	216,891	1,625
Mutual Funds	Premier Inversion class A	0.14	2,938,554,968	-	-	-	409,746	829,330
Mutual Funds	Fondo Premier Renta CP in pesos class A	5.35	7,768,094	-	-	-	41,600	-
Total short-term investments							668,237	830,955
Long-term investments:
Art, 33 Corporate Law N° 19.550:
Banco Supervielle S.A.	Ord.	1	614,243,506	Commercial Bank	638,283	6,212,005	5,957,995	5,626,757
Cordial Compañía Financiera S.A.	Ord.	1	6,185,721	Financial Company	72,996	802,600	40,123	32,730
	Goodwill	-					1,092	1,155
Sofital SAFeII	Ord.	1	20,854,642	Financial operations and administration of securities	21,544	363,305	239,213	132,767
Tarjeta Automática S.A.	Ord.	1	3,341,618	Promotion, spreading, creation, purchase-sale, professional services and other activities related with the creation and functioning of credit, debit and similar cards for the acquisition of all type of goods, products, services, or other type, processing clients’ accounts. Clearing and/or compensation among clients, and/or adhered entities and/or admitted in the system.	3,819	26,253	22,972	17,000
Supervielle Asset Management S.A.	Ord.	1	317,003	Mutual Fund Management	334	104,698	99,463	75,417
Cordial Microfinanzas S.A.	Ord.	-	-	Technical and financial assistance of productive projects developed by partner groups, family start-ups, recovered companies and small start-ups.	-	-	-	33,680
Espacio Cordial de Servicios S.A.	Ord.	1000	1,273	Commercialization of products and services	1,340	106,783	90,440	73,591
Supervielle Seguros S.A.	Ord	10	1,393,391	Insurance company	14,667	296,943	282,240	236,900
	Goodwill	-					1,085	1,129
Viñas del Monte S.A.	Ord	10	904,142	Agro-industry– Vine Crops	954	5,438	3,409	3,409
Total long-term investments							6,738,032	6,234,535

69

GRUPO SUPERVIELLE S.A.

SCHEDULE II

Assets and Liabilities in foreign currency

As of March 31, 2017 and December 31, 2016

(Expressed in thousands of pesos)

		03/31/2017			12/31/2016
		Class and amount of foreign currency (in thousands of dollars)	Market value (in pesos)	Amount in Argentine currency and recorded amount	Amount in Argentine currency and recorded amount

ASSETS
Current assets
Cash and due from banks
JP Morgan Chase Bank S.A	USD	214	15.38	3,299	3,407
Exprinter International Bank	USD	5	15.38	74	76

Total current assets		219		3,373	3,483

TOTAL ASSETS		219		3,373	3,483

LIABILITIES
Current liabilities
Trade accounts payables
Providers	USD	32	15.38	491	39
Total Current Liabilities		32		491	39

TOTAL LIABILITIES		32		491	39

NET POSITION		187		2,882	3,444

MEMORANDUM ACCOUNTS
Forward Contracts– Purchase	USD	-	-	-	-

TOTAL MEMORANDUM ACCOUNTS		-	-	-	-

70

GRUPO SUPERVIELLE S.A.

SCHEDULE III

Information required pursuant to Article 64 paragraph b) of Law 19.550

For the three-month period ended on March 31, 2017 and 2016,

presented in comparative format

(Expressed in thousands of pesos)

Items	Administration Expenses as of 03/31/2017	Administration Expenses as of 03/31/2016
Bank expenses	34	31
Professional fees	2,120	417
Directors’ fees	910	1,410
Taxes, rates and contributions	4,760	3,030
Payroll and social security	8,263	1,557
Office expenses	1,916	972
Total	18,003	7,417

71

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to

Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the three-month period started on January 1, 2017 and ended on March 31, 2017, presented on comparative basis.

(Expressed in thousands of pesos)

NOTE1:	SPECIFIC JURIDICAL AND SIGNIFICANT REGIMES IMPLYING CONTINGENT DECAYS OR REBIRTHS OF BENEFITS INCLUDED IN SUCH REGULATIONS.

None.

NOTE 2:	SIGNIFICANT CHANGES IN CORPORATE ACTIVITIES OR OTHER SIMILAR EVENTS RECORDED DURING THE PERIODS INCLUDED IN THE FINANCIAL STATEMENTS THAT IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS SUBMITTED IN PREVIOUS PERIODS OR MAY IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS TO BE SUBMITTED IN FUTURE PERIODS.

None.

NOTE 3:	CLASSIFICATION OF RECEIVABLE AND DEBT BALANCES

a)                  Receivables: See Note 4 to the financial statements.

b)                  Debts: See Note 4 to the financial statements.

NOTE 4:	CLASSIFICATION OF RECEIVABLES AND DEBTS IN VIRTUE OF THEIR FINANCIAL EFFECTS

a)                  Receivables: See Notes 2.1, 2.2, and 4 and Schedule II as per financial statements.

b)                  Debts: See Notes 2.1, 2.2, and 4 and Schedule II as per financial statements.

NOTE 5:	BREAKDOWN OF CAPITAL SHARE ON COMPANIES STATED ON ART. 33 LAW N° 19,550

See Note 6 and Schedule I to the financial statements.

NOTE 6:	RECEIVABLES OR LOANS TO DIRECTORS OR SYNDICS AND THEIR RELATIVES UP TO A SECOND DEGREE INCLUDED

As of March 31, 2017 and December 31, 2016, no receivables or loans to directors or syndics and their relatives up to a second degree were recorded.

NOTE 7:	INVENTORIES

As of March 31, 2017 and December 31, 2016, the Company did not record premises and equipment.

NOTE 8:	MARKET VALUE

See Notes 2.3. and 2.6 to the financial statements.

NOTE 9:	PREMISES AND EQUIPMENT

As of March 31, 2017 and December 31, 2016, the Company did not record premises and equipment.

NOTE 10:	EQUITY INVESTMENTS

The Company’s corporate purpose is to carry out financial and investment activities; therefore, it is not bound by Art. 31 of Law N° 19,550 for equity investments.

72

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to

Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the three-month period started on January 1, 2017 and ended on March 31, 2017, presented on comparative basis.

(Expressed in thousands of pesos)

NOTE 11:	RECOVERABLE AMOUNTS

As of March 31, 2017 and December 31, 2016, the criterion used to determine the recoverable amount of premises and equipment is value in use, set by the likelihood of absorption of depreciations with the company results.

NOTE 12:	INSURANCE

As of March 31, 2017 and December 31, 2016, the Company did not record tangible assets to be ensured.

NOTE 13:	NEGATIVE AND POSITIVE CONTINGENCIES

a)	Components considered for the calculation of provisions which balances, considered individually or in aggregate, exceed two percent of shareholders’ equity: none.
b)	Contingent situations as of the date of financial statements with a probability of occurrence more than remote, and not recorded:

As of March 31, 2017 and December 31, 2016, there were no contingent situations with more than remote probability of occurrence and not recorded in the balance sheet.

NOTE 14:	IRREVOCABLE CONTRIBUTIONS IN ADVANCE OF FUTURE CAPITAL INCREASES

a)         Status of procedure for its capitalization:

As of March 31, 2017 and December 31, 2016, no balances of irrevocable contributions in advance of future capital increases were recorded. (See Note 9 to the parent company financial statements).

b)         Cumulative and unpaid dividends of preferred stock:

As of March 31, 2017 and December 31, 2016, no cumulative unpaid dividends of preferred stock were recorded.

NOTE 15:	RESTRICTIONS ON RETAINED EARNINGS DISTRIBUTION

See Note 7 to the consolidated financial statement.

Grupo Supervielle S.A.

Informative Review as of march 31, 2017

Brief description of the business and evolution of operations

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services. Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

As of March 31, 2017, the Company recorded earnings of 381,878, which represent a Return On Average Equity (ROAE) of 20.6%. Those earnings were mainly produced by our equity investments in subsidiaries.

On April 27, 2017, the Ordinary and Extraordinary Shareholders’ Meeting approved the following distribution of 2016 fiscal year result, recording earnings of 1,311,304:

*	Dividends in cash: 65,500
*	Legal reserve: 22,961
*	Optional reserve: 1,222,843

Grupo Supervielle S.A. is the parent company of the economic group and as of March 31, 2017 and December 31, 2016, recorded the following direct and indirect equity investments in its subsidiaries:

Company	Main Activity	Interest in capital stock
		03/31/2017	12/31/2016
Banco Supervielle S.A.	Commercial Bank	99,87%	98,23%
Cordial Compañía Financiera S.A.	Financial Company	99,87%	98,32%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99,98%	99,78%
Supervielle Asset Management S.A.	Asset management company	100,00%	100,00%
Cordial Microfinanzas S.A.	Microfinance	-	99,78%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100,00%	100,00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100,00%	100,00%
Supervielle Seguros S.A.	Insurance Company	100,00%	100,00%

Grupo Supervielle S.A.

Informative Review as of march 31, 2017

Brief description of Related Companies

Banco Supervielle S.A. is an Argentine bank which origins date back to 1887. Its activity is mainly focused on the delivery of banking and financial services to individuals and small and medium size companies. Its long-standing presence in the financial sector has enabled the bank to build a solid relationship with its clients and a well-known brand in the local banking industry. At present, its bank network includes 109 branches, 66 facilities for certain services. Many of such facilities are especially equipped for the payment of ANSES retirement and pension funds. The Bank also relies on 489 ATMs and 159 Self-service terminals located in the Autonomous City of Buenos Aires and in Buenos Aires, Mendoza, San Luis, San Juan, Córdoba, Tucumán and Santa Fe. As of March 31, 2017, the Bank records 59,664,862 worth assets and shareholders equity of 6,212,004. Net income recorded in the three-month period ended on March 31, 2017 amounted to 246,046, which mainly resulted from the financial margin and the service margin.

Cordial Compañía Financiera S.A. is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of March 31, 2017, its earnings amounted to 47,744.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumption loans. At present, the company records 20 branches, 39 sale outlets and 40,000 active clients. The three-month period ended on March 31, 2017, recorded positive results of 6,824. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of Cordial Compañía Financiera S.A., collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. At present, the company records 8 active funds. As of March 31, 2017, earnings amounted to 25,312.

Cordial Microfinanzas S.A. offers loans and other financial services to urban micro entrepreneurs with limited access to traditional banking and financial services as well as families with deficiencies in habitable infrastructure required for the improvement and maintenance of their homes. According to private estimates, Cordial Microfinanzas relies on one of the greatest network of microfinance branches and holds a top raking in the Argentine microfinance industry in terms of portfolio and client number. As of March 31, 2017, earnings amounted to 1,549.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities. As of the three-month period of 2017, earnings amounted to 6,873.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of the three-month period of 2017, earnings amounted to 17,759.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 296,943 and assets for 523,912. As of the three-month period of 2017, earnings amounted to 47,686.

Balance Sheet. Income Statement. Cash Flow. Main Ratios.

The following offers information related to Consolidated Financial Statements for the same three-month periods of the last five fiscal years, on a comparative basis:

Balance Sheet (figures in thousands of pesos)	03/31/2017	03/31/2016	03/31/2015	03/31/2014	03/31/2013
Total Assets	64,519,039	34,672,283	24,500,826	18,318,666	13,182,359
Total Liabilities	57,205,610	32,123,897	22,709,297	16,880,468	12,106,567
Shareholders Equity	7,313,429	2,548,386	1,791,529	1,438,198	1,075,792
Total Liabilities and Shareholders Equity	64,519,039	34,672,283	24,500,826	18,318,666	13,182,359

Income Statement (figures in thousands of pesos)	03/31/2017	03/31/2016	03/31/2015	03/31/2014	03/31/2013
Gross Financial Margin	1,927,819	1,105,604	700,360	592,429	368,365
Subtotal – Income from Financial Transactions	566,133	278,850	111,001	136,808	101,956
Income Before Tax	567,639	239,497	118,680	138,852	103,037
Net Income for the period	381,878	174,676	84,543	85,790	87,702

Cash Flow Statement (figures in thousands of pesos)	03/31/2017	03/31/2016	03/31/2015	03/31/2014	03/31/2013
Net cash provided by / (used in) operating activities	2,422,551	(2,109,121)	578,412	370,836	233,821
Net cash provided by / (used in) investing activities	21,048	(32,335)	(15,702)	(17,740)	(5,779)
Net cash provided by / (used in) financing activities	4,159,951	(384,084)	66,453	96,293	49,113
Financial income on cash and cash equivalents (including interest and monetary result)	(39,649)	158,517	31,786	162,307	21,698
Net increase in cash and cash equivalents	6,563,901	(2,367,023)	660,949	611,696	298,853

Balance Sheet. Income Statement. Cash Flow. Main Ratios.

The following offers information related to Consolidated Financial Statements for the same three-month periods of the last five fiscal years, on a comparative basis:

Indicators (figures in thousands of pesos)	03/31/2017	03/31/2016	03/31/2015	03/31/2014	03/31/2013

Liquidity	41.86%	21.56%	26.37%	25.53%	25.72%
- Cash and cash equivalents (*1)	16,252,455	5,249,479	4.707.129	3.398.429	2.493.928
- Deposits	38,826,752	24,346,729	17.851.403	13.311.789	9.695.224

Solvency	12.78%	7.93%	7.89%	8.56%	8.89%
- Shareholders Equity	7,313,429	2,548,386	1.791.529	1.438.198	1.075.792
- Total Liabilities	57,205,610	32,123,897	22,709,297	16,880,468	12,106,567

Immobilization of Capital	4.51%	5.11%	4.75%	4.18%	4.55%
-Immobilized Assets (*2)	2,909,295	1,773,278	1,163,150	761,520	599,467
-Total Assets	64,519,039	34,672,283	24,500,826	18,318,666	13,182,359

ROE (*3)	20.64%	27.54%	17.76%	25.72%	35.35%

(*1) Including cash, listed corporate and government securities and mutual funds shares.

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items.

(*3) Calculated on a daily basis.

For Balance Sheet and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S.A.

Informative Review as of march 31, 2017

Advancement in the compliance of the implementation plan of International Financial Reporting Standards (IFRS)

Pursuant to provisions set by the National Securities Commission through General Ruling N° 562/2009, the Group developed a Plan for the Implementation of IFRS, which was approved by the Board over the course of its meeting held on September 23, 2010.

Later, on November 24, 2011, through Ruling 595/11, the National Securities Commission established that issuing companies whose main assets are made up by Equity Investments in financial entities or insurance companies, are excepted from presenting their Financial Statements under IFRS and may choose to do it under the standards set by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for requirements set by the General Ruling N° 595/11 issued by the National Securities Commission, which are included in Article 2°, Chapter I, Section I, Title IV of provisions issued by the National Securities Commission, are as follows:

- Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;

- the investment in financial entities and in the insurance company accounts for 87.42% of Grupo Supervielle S.A.’s assets, being the main assets of the Group;

- 79.91% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results;

- Grupo Supervielle S.A. holds 98.87% direct and indirect stock investments in Banco Supervielle S.A. a 99.87% of Cordial Compañía Financiera S.A., and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Additionally, on February 12, 2014, the Argentine Central Bank, issued Communication “A” 5541, by means of which such entity passed Implementation Plan for Convergence towards IFRS issued by IASB, for the drawing-up of Financial Statements of Entities under supervision, including Banco Supervielle S.A. and Cordial Compañía Financiera S.A. According to the disclosed plan, in 2016, financial entities shall submit a reconciliation of the main items included in assets, liabilities and shareholders’ equity regarding the amounts that may result from the enforcement of standards to be set by the Argentine Central Bank within the framework of IFRS convergence. Likewise, entities shall prepare their opening financial statements as from January 1, 2017, which will be taken as comparative basis of the fiscal year starting on January 1, 2018. Such statements shall start including their operations and changes in shareholders’ equity pursuant to standards to be set by the Argentine Central Bank within the framework of such convergence process.

As of the issuance of these financial statements, Banco Supervielle S.A. and Cordial Compañía Financiera S.A. carried out a general training program targeted to the personnel directly or indirectly related to the preparation of financial statements under IFRS. Such training program included the introduction to the conceptual framework of such standards, an analysis of such standards and their comparison with accounting standards set by the Argentine Central Bank. Likewise, the coordination of tasks with subsidiaries aimed at working jointly and under the same execution terms was carried out.

Perspectives

For the fiscal year 2017, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

Free translation from the original in Spanish for publication in Argentina

REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the President and Directors of

Grupo Supervielle S.A.

Bartolomé Mitre 434 – 5th floor

Autonomous City of Buenos Aires

Introduction

We have reviewed the accompanying interim financial statements of Grupo Supervielle S.A. (hereinafter the “Company”), which include the Balance Sheet as of March 31, 2017, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the three-month period then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes and Schedules, which supplement them. Furthermore, we have reviewed the Company’s interim consolidated financial statements for the three-month period ended March 31, 2017, which are presented as supplementary information.

The balances and other information for fiscal year 2016, and for the related interim periods, are an integral part of the financial statements mentioned above and, therefore, should be considered in connection with those financial statements.

Management’s Responsibility

The Company’s Board of Directors is responsible for the preparation and presentation of the accompanying interim financial statements, in accordance with the accounting framework established by the Argentine Central Bank.

Scope of our Reviews

Our reviews were limited to the application of the procedures established by Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) for interim financial statements reviews. A review of interim financial statements involves making inquiries to the Company’s staff responsible for the preparation of the information included in the interim financial statements and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted according to Argentine auditing standards and consequently does not enable us to obtain assurance that we would become aware of all the significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion regarding the Company’s financial position, results of operations, changes in shareholders’ equity and cash flows or on its consolidated financial statements.

Conclusion

Based on our reviews, nothing has come to our attention that would have made us believe that the interim financial statements and the consolidated financial statements referred to in the first paragraph of this report are not prepared, in all material respects, in accordance with Argentine Banking GAAP.

Emphasis Paragraph

Accounting Basis

The financial statements of the subsidiaries Banco Supervielle S.A. and Cordial Compañía Financiera S.A, have been prepared in accordance with the accounting framework established by the Argentine Central Bank. Without changing our conclusion, as mentioned in note 4 to the consolidated financial statements, such standards differ, in certain respects, from the professional accounting standards in force. In such note, the Company has identified and quantified the effect on the financial statements derived from the different valuation criteria.

Supplementary Information about I.F.R.S.

As mentioned in note 22 to the accompanying financial statements, the Company is in the process of adopting the International Financial Reporting Standards (I.F.R.S.), which will be applicable to the fiscal year ending December 31, 2018. The items and figures included in the reconciliations contained in such note are subject to changes and may only be considered to be final upon the preparation of the annual financial statements as of the fiscal year in which I.F.R.S. are applicable for the first time.

Report on Compliance with Regulations in force

As called for by the regulations in force, we report that:

a)	The financial statements of Grupo Supervielle S.A. and its consolidated financial statements as of March 31, 2017 have been transcribed to the “Inventory and Balance Sheet” book and, as regards those matters that are within our competence, they are in compliance with the provisions of the Argentine Corporations Law, and pertinent resolutions of the Argentine National Securities Commission;

b)	The financial statements of Grupo Supervielle S.A. arise from accounting records kept, in all formal aspects, in compliance with legal regulations;

c)	We have read the Informative Review, the Additional Information to the Notes to the interim Financial Statements required by Title IV, Chapter III, Article 12 of the Argentine National Securities Commission’s regulations, on which we have no observations to make as regards those matters that are within our competence;

d)	As of March 31, 2017, the debt accrued in favor of the Integrated Social Security System according to the Company’s accounting records amounted to $488,657, , none of which was claimable at that date.

e)	As required by Title IV, Section I, Chapter I, Article 2 of the Argentine National Securities Commission’s regulations, we report that:

e.1)	Grupo Supervielle S.A. corporate purpose is exclusively related to financial and investment activities;

e.2)	The interest in financial entities and insurance companies accounts for 87.42% of Grupo Supervielle S.A.’s assets, being the Company's main asset;

e.3)	79.91% of Grupo Supervielle S.A.’s revenue stems from the interest in the institutions mentioned in e.2);

e.4)	Grupo Supervielle S.A. owns shares representing 99.86% and 100% of capital stock of Banco Supervielle and Supervielle Seguros, respectively, controlling such institutions.

Autonomous City of Buenos Aires, May 10, 2017.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To Shareholders of

Grupo Supervielle S.A.

C.U.I.T 30-61744293-7

Bartolomé Mitre 434 - 5th. Floor

Ciudad Autónoma de Buenos Aires

As members of the Auditing Commission of Grupo Supervielle S.A., we have analyzed the documents specified in the following Chapter 1. Such documents account for information prepared and delivered by the Board of Directors of Bank in compliance with its exclusive functions. We are responsible for issuing a report on such documents based on the analysis with such scope described in Chapter III.

I.       ANALYZED DOCUMENTS

We have analysed the attached financial statements of Grupo Supervielle S.A. (hereinafter, “the Company”), which include the Balance Sheet as of March 31, 2017, Income Statement, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows and its equivalents for the fiscal year ended on said date, as well as summary of significant accounting policies and explanatory information included in the notes and complementary schedules. Likewise, we have reviewed Consolidated Balance Sheet of the Company with its subsidiaries for the three-month period ended on March 31, 2017, presented as complementary information.

The balances and other information for fiscal year 2016, and for the related interim periods, are an integral part of the financial statements mentioned above and, therefore, should be considered in connection with those financial statements.

II.       BOARD’S RESPONSIBILITY

The Company’s Board is responsible for the reasonable preparation and submission appended financial statements pursuant to the accounting framework set by the Argentine Central Bank.

III.       SCOPE

Our analysis was carried out in compliance with all auditing standards in force in the Argentine Republic. Such standards require that the review of documents specified in Chapter I is carried out pursuant to auditing norms in force in the Autonomous City of Buenos Aires, for the limited review of interim financial information and includes the verification of reasonability of significant information included in revised documents, and its congruence with the remaining information about corporate decisions described in minutes and the suitability of such decisions in compliance with the law and by-laws, in relation to its formal and documental aspects. With the purpose of carrying out our professional task, we have taken into account the review carried out by the Corporation’s external auditors, Price Waterhouse & Co. S.R.L., who have issued the limited review report dated on May 10, 2017 without comments, pursuant to Technical Resolution N°37 issued by the Argentine Federation of Professional Councils in Economic Sciences and auditing standards issued by the Argentine Central Bank. Said auditing process included the verification of work, nature, scope and applied procedure opportunity planning and results of the limited review carried out by said professionals. Those in charge of the preparation of the information included in these financial statements were inquired. The scope of this review is substantially lower than that of an auditing of financial statements whose object is the statement of an opinion of financial statements as a whole. Therefore, we do not have any opinion on such regard. Since the Auditing Commission is not responsible for controlling the administration, the review has not been extended over criteria and corporate decisions of the different areas of the Bank, which account for exclusive responsibility of the board.

IV.       CONCLUSION

According to such review and the External Auditors’ report mentioned in Chapter III, there is nothing leading us to think that interim financial statements and its consolidated financial statements mentioned in Chapter I, of this report have not been prepared, in all its material aspects, pursuant to accounting standards issued by the Argentine Central Bank.

V.       EMPHASIS PARAGRAPH

Accounting Basis

Subsidiaries Banco Supervielle S.A. and Cordial Compañia Financiera S.A. have prepared these financial statements through the application of valuation and disclosure criteria set by the Argentine Bank’s accounting standards, which have been taken as the basis for the calculation of the proportional net worth and the preparation of the consolidated financial statements of the Company. Without modifying our conclusion, as specified in Note 4 to the financial statements, said standards differ, in some aspects, from professional accounting standards in force. The Bank has identified and measured the effect on financial statements resulting from the different valuation and disclosure criteria.

Supplementary Information about I.F.R.S.

As mentioned in note 22 to the accompanying financial statements, the Company is in the process of adopting the International Financial Reporting Standards (I.F.R.S.), which will be applicable to the fiscal year ending December 31, 2018. The items and figures included in the reconciliations contained in such note are subject to changes and may only be considered to be final upon the preparation of the annual financial statements as of the fiscal year in which I.F.R.S. are applicable for the first time.

VI.       REPORT ON COMPLIANCE OF PROVISIONS IN FORCE

Pursuant to provisions in force, we inform that:

a)	The financial statements of Grupo Supervielle S.A. and its consolidated financial statements as of March 31, 2017, are registered in the “Balances” book and comply with, in everything related with our proficiency, with the Corporations Law and related rulings issued by the National Stock Exchange Commission.

b)	Grupo Supervielle S.A.'s financial statements result from accounting records carried in all formal aspects in conformity with legal rules.

c)	We have read the informative review and additional information on the financial statements notes pursuant to article 12 of Chapter III, Title IV, of the text instructed by the National Securities Commission, on which, given our competence, we have no observations to pose.

d)	We inform the compliance of Section 294 of Commercial Corporations Law.

Autonomous City of Buenos Aires, May 10, 2017.

SUPERVISORY SYNDICS’ COMMITTEE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 30, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer